Exhibit 2.2

Dated 1 July 2014

(1)	ALAN EDWARD WELLS, JOHN CHARLES MAYNARD, HOWARD GRIFFITHS, FRANCIS ERARD, BRIDGET MAYNARD, ROBERT ANDREW BROAD, ALAN DUNCAN AND STEVE MCEVOY, as Sellers

(2)	COOPERVISION (UK) HOLDINGS LIMITED, as Purchaser

(3)	THE COOPER COMPANIES, INC., as Guarantor

SALE AND PURCHASE AGREEMENT

for 167,094 Ordinary Shares in the capital of

Sauflon Pharmaceuticals Limited

Schedules

1.	Corporate Information

2.	Company Intellectual Property

3.	Conditions

4.	Conduct between exchange and Completion

5.	Completion arrangements

6.	Warranties

7.	Limitations on claims

8.	Real Property Information

9.	Determination of Exchange Net Debt Amount

10.	[Not Used]

11.	Agreed terms of sale of the Twickenham Site pursuant to Clause 26

12.	Persons Comprising Purchaser’s Knowledge

Documents in the Agreed Terms

2014 Budget

Bridget Maynard Settlement Agreement

Completion board minutes of the Company

Data Room Index

Deed of Tax Covenant

Deed of Termination of Consultancy Arrangements

Disclosure Letter

E&Y Letter

Indemnity for lost share certificate

John Maynard Settlement Agreement

Loan Note Instrument

Letters of resignation for directors and secretaries

Letter of resignation for auditors

Non-Compete Agreements

Optipak Sale and Purchase Agreement

Optipak Services Agreement

Optipak Supply Agreement

Powers of attorney

Indemnity Letter

Warrantors’ Escrow Agreement

THIS AGREEMENT is dated 1 July 2014 and made between:

(1)	Alan Edward Wells, John Charles Maynard, Howard Griffiths, Francis Erard, Bridget Maynard, Robert Andrew Broad, Alan Duncan and Steve McEvoy, as more particularly set out in Schedule 1, Part 3, Column 1 (The Sellers) (each a “Seller” and together the “Sellers”);

(2)	COOPERVISION (UK) HOLDINGS LIMITED a company incorporated in England and Wales, having its principal place of business at Delta Park Concorde Way, Segensworth North, Fareham, Hampshire FO15 5RL (the “Purchaser”); and

(3)	THE COOPER COMPANIES, INC. a company incorporated in Delaware, USA, having its principal place of business at 6140 Stoneridge Mall Road, Suite 590, Pleasanton, CA 94588, USA (the “Guarantor”).

BACKGROUND:

(A)	Sauflon Pharmaceuticals Limited is a private company limited by shares incorporated in England and Wales on 11 September 1972 with registered number 01071033. Further details of the Company are set out in Schedule 1, Part 1 (Details of the Company).

(B)	The companies of which details are set out in Schedule 1, Part 2 (Details of the Subsidiaries) are subsidiaries of the Company. It is acknowledged and agreed that the entire issued share capital of Optipak Limited will be sold by the Company to Alan Wells prior to Completion. Accordingly, Optipak Limited will not be a Subsidiary of the Company at Completion.

(C)	The Purchaser is an indirect wholly owned subsidiary of the Guarantor.

(D)	The Sellers have agreed to sell and the Purchaser has agreed to purchase 167,094 Ordinary Shares for the consideration and upon the terms set out in this Agreement.

(E)	In order to assure to the Purchaser the full benefit of the Business and the goodwill of the Group, certain of the Sellers have agreed to give the undertakings set out in Clause 11 and Alan Wells has agreed to procure that certain of his connected persons enter into the Non-Compete Agreements in the Agreed Terms on Completion.

(F)	By a sale and purchase agreement dated 30 June 2014, between the Purchaser, Bond and Prism, each of Bond and Prism agreed to sell and the Purchaser agreed to purchase to purchase the Bond Shares and the Prism Shares for the consideration and upon the terms set out in that agreement (the “Minority Sale Agreement”).

IT IS AGREED that:

1.	DEFINITIONS AND INTERPRETATION

1.1	Defined terms

In this Agreement and the Background:

“2014 Budget” means the budget for the Company for the Financial Year ending 31 October 2014, a copy of which is located at Disclosure Document A.6.4-1;

“Acceptance Notice” has the meaning given in Clause 26 (Twickenham Site);

“Accounts” means, in relation to the Group, the audited consolidated balance sheet of the Group as at the Balance Sheet Date in respect of the Financial Year ended on the Balance Sheet Date and the audited consolidated profit and loss account and the cash flow statement of the Group in respect of that Financial Year, as set out in the Disclosure Documents, and includes all notes thereto and the related directors’ report and auditor’s report;

“Accrued Interest” means accrued interest on the relevant amount which shall be charged for the period beginning on the Completion Date and ending on the date of actual payment at a rate of 2.0% per annum, calculated on the basis of a year of 365 days and for the actual number of days elapsed and shall accrue from day to day;

“Agreed Terms” means, in relation to any document, that document in the terms agreed between the parties and confirmed as such by the Sellers’ Lawyers and the Purchaser’s Lawyers;

“Amount Claimed” means in respect of any Notified Claim the amount claimed in respect of the relevant Notified Claim;

“Anticorruption Laws” means all applicable laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any member of the Group, the Sellers and any of their connected persons, including, without limitation, laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, commercial entity, or other any other person to obtain a business advantage; such as, without limitation, section 276a of the General Penal Code, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the UK Bribery Act 2010 and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions;

“Assigned Patent” has the meaning given to it in Clause 6.7(e);

“Auditors” means Ward Williams of Park House, 25-27 Monument Hill, Weybridge, Surrey, KT13 8RT;

“Authority” means any competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal of any jurisdiction and whether supranational, national, regional or local;

“Balance Sheet Date” means 31 October 2013;

“Balancing Payment Amount” means, either:

(a)	90.333% of the amount by which the Exchange Net Debt Amount is less than the Target Net Debt Amount; or

(b)	90.333% of the amount by which the Exchange Net Debt Amount is more than the Target Net Debt Amount,

as applicable;

“Balancing Payment Date” means the later of:

(a)	the Completion Date; and

(b)	the date falling 10 Business Days after the date when the Exchange Net Debt Statement has become final and binding on the Purchaser and the Sellers pursuant to Schedule 9 (Determination of Exchange Net Debt Amount);

“Base Consideration” means the sum of £442,868,495;

“Bond” means Bond Capital Partners 1 Limited whose registered office is at Claredon House, 2 Church Street, Hamilton HM11, Bermuda;

“Bond Shares” means the 31,943 Preference Shares registered in the name of Bond;

“Business” means the business of researching into, developing, designing, manufacturing, marketing, distributing and/or selling the Products and related services as carried on by the Company or any other member of the Group as at the date of this Agreement (or, in the case of Clause 11 only, the date of Completion);

“Business Day” means a day (not being a Saturday or Sunday) when banks generally are open in both the City of London, United Kingdom and New York, United States of America for the transaction of general banking business;

“Change of Control” occurs where a person who Controls any body corporate ceases to do so or if another person acquires Control of such body corporate;

“Company” means Sauflon Pharmaceuticals Limited details of which are given in Schedule 1, Part 1 (Details of the Company);

“Companies Act” means the Companies Act 2006;

“Company Intellectual Property” means all Intellectual Property which at the Completion Date is owned by the Company or any Subsidiary including that listed in Schedule 2 (Company Intellectual Property);

“Completion” means completion of the sale and purchase of the Shares under this Agreement;

“Completion Date” means close of business on the day Completion takes place;

“Conditions” has the meaning given to it in Clause 6.1 (Conditions);

“Conditional Equity Letter” means the letter agreement dated 13th January 2014 between the Warrantors, Bond and the SUSA Executives, a copy of which located at Additional Disclosure Document 176;

“Confirmation Date” means the date upon which pursuant to Schedule 9 (Determination of Exchange Net Debt Amount) the final confirmation of the Exchange Net Debt Statement and the Exchange Net Debt Amount shall be given;

“Control” means in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a)	by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b)	by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate;

“CTA 2010” means Corporation Tax Act 2010;

“Data Room” means the electronic facility hosted by BMC Group VDR LLC for the purpose of allowing the Purchaser to undertake due diligence in respect of the Company;

“Data Room Index” means the index of Data Room documents in the Agreed Terms;

“Deed of Tax Covenant” means the deed of that name in the Agreed Terms to be entered into between the Warrantors, the Purchaser and the Guarantor at Completion;

“Directors” means the directors of the Company named in Schedule 1, Part 1 (Details of the Company);

“Disclosed” means disclosed by the Disclosure Letter fairly and accurately and with sufficient detail to enable the Purchaser to make a reasonable assessment of the nature and scope of the matter, fact or circumstance disclosed and to make a reasonably informed assessment of its impact on the relevant member of the Group and/or its business and “Disclosure” shall be construed accordingly, provided that:

(a)	disclosures against the Warranties set out in Schedule 6, Part 2 (Warranties), Paragraph 12 (Intellectual Property) shall only be considered to be fairly and accurately disclosed to the extent set out in folders B.6.1.1 (Internet Domain names) and B.7 (Intellectual Property) of the Data Room or paragraph 12 of the Disclosure Letter;

(b)	disclosures against the Warranties set out in Schedule 6, Part 2 (Warranties), Paragraph 18 (Employees and pensions) shall only be considered to be fairly and accurately disclosed to the extent set out in folders C.3.2 (UK employment taxes) or D (Employment) of the Data Room or paragraph 18 of the Disclosure Letter; and

(c)	disclosures against the Warranties set out in Schedule 6, Part 2 (Warranties), Paragraph 19 (Real Property Information) shall only be considered to be fairly and accurately disclosed to the extent set out in folder B.11 of the Data Room or paragraph 19 of the Disclosure Letter;

“Disclosed Pension Schemes” means the non-UK pension schemes which have been Disclosed in the Data Room;

“Disclosure Documents” means the documents contained in the CD-Rom of documents accompanying the Disclosure Letter being the documents provided for inspection and review in the Data Room as at 23.59 pm on 4 June 2014, as set out in the copy of the Data Room Index appended to the Disclosure Letter;

“Disclosure Letter” means the disclosure letter, in the Agreed Terms, having the same date as this Agreement delivered by the Warrantors to the Purchaser immediately prior to signing of this Agreement, together with the Disclosure Documents and a copy of the Data Room Index;

“Disposal” means a disposition or an agreement for a disposition within the meaning of section 205 of the Law of Property Act 1925 of the whole or any part of the Twickenham Site to a party other than a member of the Purchaser Group including (but not limited to):

(a)	a sale (whether or not at open market value);

(b)	a gift;

(c)	an exchange in return for other property;

(d)	a declaration of trust;

(e)	a grant of a lease; or

(f)	the sale, transfer, grant of an option over, or any other disposal or agreement for a disposal of shares in the Twickenham Owner;

but excluding, in all cases the granting of any form of security over the Twickenham Site in support of third party bank finance provided to the Purchaser’s Group, and the term “Dispose” shall be construed accordingly;

“EBT” means the Sauflon Pharmaceuticals Employee Benefit Trust;

“Encumbrance” means any mortgage, charge, pledge, lien, restriction, assignment, hypothecation, security interest, title retention or any other agreement or arrangement the effect of which is the creation of security; or any other interest, equity or other right of any person (including any right to acquire, option, right of first refusal or right of pre-emption); or any agreement or arrangement to create any of the same and “unEncumbered” shall be construed accordingly;

“Escrow Agent” means J.P. Morgan Chase Bank, N.A., London Branch, or such other person as the Purchaser and the Sellers’ Representative may agree;

“Excess Policies” means the excess warranty and indemnity insurance policies issued to Purchaser by the following insurers on the date of this Agreement:

(a)	Allied World Assurance Company (Europe) Limited (first excess policy number: C020275/001);

(b)	AIG Europe Limited (second excess policy number: 38085613);

(c)	Pembroke Syndicate 4000 at Lloyds of London, Pembroke Managing Agency Limited (third excess policy number: 63742H14AA);

(d)	Liberty Mutual Insurance Europe Limited (fourth excess policy number: AA0A82-001);

(e)	Aspen Managing Agency Limited (Syndicate ASP 4711 at Lloyd’s), Brit Syndicates Limited (Syndicate BRT 2987 at Lloyd’s), R J Kiln & Co Limited (Syndicate KLN 510 at Lloyd’s), BFP Consortium 9562 (BAR 1955 66.67% and MRE 5151 33.33% at Lloyd’s) managed by Barbican Managing Agency Limited, Renaissance Re Syndicate Management Limited (Syndicate RNR 1458 at Lloyd’s), Mitsui Sumitomo Insurance Underwriting (Syndicate 3210 at Lloyd’s), Chaucer Syndicates Limited (Syndicate CSL 1084 at Lloyd’s), Novae Syndicates Limited (Syndicate NVA 2007 at Lloyd’s) and CNA Insurance Company Limited, in each case c/o Mr. Jeffrey Cowhey of Ambridge Partners LLC (fifth excess policy numbers AMB01518-01 and 415861401); and

(f)	QBE European Operations (sixth excess policy number 040765/2014) and Hunter George & Partners Limited (as coverholders for the Underwriters (as defined therein)) (sixth excess policy number HG14WI113);

“Exchange Net Debt Amount” means the aggregate of all loans, finance leases and other financial indebtedness or other arrangements the purpose of which is to raise money, owed by any member of the Group to a third party (other than to another member of the Group which term for these purposes shall exclude Optipak) as at the close of business on the date of this Agreement (including any accrued interest) less the aggregate of the cash in hand and any reconciled bank balance held by the Group as at the close of business on the date of this Agreement as shown in the Exchange Net Debt Statement once it has become final and binding on the Purchaser and Sellers pursuant to Schedule 9 (Determination of Exchange Net Debt Amount);

“Exchange Net Debt Statement” means a statement setting out the Exchange Net Debt Amount as at the close of business on the date of this Agreement prepared and finalised in accordance with Schedule 9 (Determination of Exchange Net Debt Amount);

“E&Y Letter” means the letter from E&Y to the Company in Agreed Terms;

“Fair Market Value” means:

(a)	the value agreed between the Purchaser and Alan Wells; or

(b)	failing the agreement in paragraph (a) above being reached within 20 Business Days of date of the Acceptance Notification, the price determined by the Independent Valuer (the costs and expenses of the Independent Valuer to be borne equally by the Purchaser and Alan Wells);

“Financial Year” means an accounting reference period;

“Fundamental Warranties” means the Title Warranties and the Warranties contained in Paragraphs 1 (Company returns and records), 2 (Shares and share capital), 3.1 (No subsidiaries other than the Subsidiaries), 3.3 (Details of the Subsidiaries) and 9 (Insolvency) of Schedule 6, Part 2 (Warranties);

“Governmental Official” shall mean: (i) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Authority; (ii) any political party or party official or candidate for political office; (iii) a Politically Exposed Person as defined by the Financial Action Task Force or Groupe d’action Financière sur le Blanchiment de Capitaux; or (iv) any company, business, enterprise or other entity owned, in whole or in part, connected with or controlled by any person described in the foregoing sub-paragraphs (i), (ii) or (iii);

“Group” means the Company and the Subsidiaries and “member of the Group” shall be construed accordingly;

“Group Guarantees” means any guarantees, indemnities and letters of comfort of any nature given to a third party (including, from Completion, Optipak Limited) by any member of the Group in respect of any obligation of any Seller or any person connected with a Seller;

“Incumbrances” means, in addition to those set out in Standard Conditions 3.1.2 (b) to (e), the matters other than financial charges securing monies repayable by the Seller contained or referred to in the registers of the title numbers under which title to the Twickenham Site is registered;

“Independent Accountants” has the meaning given in Schedule 9 (Determination of Exchange Net Debt Amount);

“Independent Valuer” means a firm of independent chartered building surveyors to be appointed by the Purchaser and Alan Wells, or in the absence of agreement by the president for the time being of the Royal Institute of Chartered surveyors;

“Initial Payment” has the meaning given in Clause 3.2(a) (Total Purchase Price);

“Insurance Policies” means each current insurance and indemnity policy in respect of which the Company or any Subsidiary has an interest (including any active historic policies which provide cover on a losses occurring basis);

“Insured Obligations” means the Warranties (other than claims in respect of the Fundamental Warranties and, for the avoidance of doubt, other than claims in respect of breach of the warranty in Clause 5.1 (No Leakage)) and the Deed of Tax Covenant, in each case to the extent not excluded under clauses 5.2 or 5.3 of the W&I Policy.

“Intellectual Property” means all intellectual property, including (but not limited to) patents, utility models, trade and service marks, trade names, domain names, right in designs, copyrights, contractual waivers of moral rights, topography rights, rights in databases, trade secrets, confidential information and know-how, in all cases whether or not registered or registrable and including registrations and applications for registration of any of these and rights to apply for the same and all rights and forms of protection of a similar nature or having equivalent or similar effect to any of these anywhere in the world;

“Interim Covenant Remediation Period” has the meaning given to it in Clause 6.7(d);

“IT Systems” means the information and communications technologies used in the Business, including hardware, proprietary and third party software and associated documentation;

“Joint Condition” means the Condition in Part 1 of Schedule 3 (Conditions);

“Joint Confirmation” has the meaning given in Schedule 9 (Determination of Exchange Net Debt Amount);

“Leakage” means:

(a)	any distribution or dividend (whether in cash or in specie) declared, paid or made by the Company or any member of the Group;

(b)	the distribution, repurchase, repayment, redemption or return of any share capital or loan stock by the Company or any member of the Group;

(c)	any transfer or disposal to any of the Sellers or any person connected with any of the Sellers by the Company or any member of the Group of any asset;

(d)	any acquisition from any of the Sellers or any person connected with any of the Sellers by the Company or any member of the Group of any asset for a consideration which is more than market value;

(e)	any assumption or incurring of any debt or liability (or the granting or provision of any security in relation to any debt or liability) by the Company or any member of the Group for the benefit of any of the Sellers or any person connected with any of the Sellers;

(f)	any waiver, forgiveness or discounting of all or any part of any debt owing by any of the Sellers or any person connected with any of the Sellers to the Company or any member of the Group;

(g)	any loan granted by the Company or any member of the Group to any of the Sellers or any person connected with any of the Sellers;

(h)	the payment of any sum to, or entering into any transaction with any of the Sellers or any person connected with any of the Sellers;

(i)	the making of any gift or other gratuitous payment by the Company or any member of the Group to any of the Sellers or any person connected with any of the Sellers;

(j)	the entry into any transaction by the Company or any member of the Group other than on arm’s length terms for the benefit of any of the Sellers or any person connected with any of the Sellers;

(k)	the payment of Transaction related bonuses or any other payments relating to the Transaction or the Change of Control of the Company or any other member of the Group to employees of the Company or any member of the Group or to any other person (including, without limitation, any payments made to any director, officer or employee of Sauflon Pharmaceuticals, Inc. in connection with the Transaction);

(l)	the revision of the terms of remuneration of any Seller or any person connected with any of the Sellers where such person is an employee of the Company or any member of the Group;

(m)	the entry into by the Company or any member of the Group of a guarantee or indemnity relating to the obligation of any of the Sellers or any person connected with any of the Sellers;

(n)	the forgiveness, release or waiver of any debt or claim outstanding against to any of the Sellers or any person connected with any of the Sellers by the Company or any member of the Group;

(o)	any payment or reimbursement by the Company or any member of the Group of any costs, charges or expenses incurred by any Seller or any person connected with any of the Sellers in connection with the negotiation, preparation or completion of this Agreement or the other documents referred to in this Agreement or the sale and purchase under this Agreement;

(p)	the creation of any Encumbrance over any assets of any member of the Group in favour of any of the Sellers or any person connected with any of the Sellers or to secure a liability of any of the Sellers or any person connected with any of the Sellers;

(q)	the making or entering into of any agreement or arrangement relating to any of the foregoing matters by the Company or any member of the Group for the benefit of any Seller or any person connected with any of the Sellers; and/or

(r)	any fees, costs or Taxation liability incurred by any member of the Group as a result of the matters set out in paragraphs (a) to (q) above,

in each case, save to the extent that they are Permitted Leakage and for these purposes Optipak Limited shall be deemed to be connected with the Sellers and not a member of the Group;

“Liability Percentage” means the percentage as set out in Schedule 1, Part 4, Column 4;

“Loan Note” means:

(a)	the 5 year floating rate loan notes in the amount of £31,994,752 to be issued by the Purchaser to Bridget Maynard; and

(b)	the 5 year floating rate loan notes in the amount of £2,432,860 to be issued by the Purchaser to Francis Erard,

pursuant to Clause 3.2 (Payment of Purchase Price) and each case, in accordance with the Loan Note Instrument;

“Loan Note Instrument” means the loan note instrument of the Purchaser in the Agreed Terms;

“Locked Box Accounts” means, in relation to the Group, the audited consolidated balance sheet of the Group as at the Locked Box Date in respect of the Financial Year ended on the Locked Box Date and the audited consolidated profit and loss account and the cash flow statement of the Group in respect of that Financial Year as at the Locked Box Date;

“Locked Box Date” means 31 October 2013;

“London Stock Exchange” means London Stock Exchange plc;

“Long Stop Date” means 31 December 2014;

“Losses” in respect of any matter, event or circumstance includes all losses, claims, demands, actions, proceedings, penalties, damages and other payments, costs, expenses or other liabilities of any kind;

“MAC Remediation Period” has the meaning given to it in Clause 6.6(b);

“Management Accounts” means the unaudited monthly management accounts of the Group for the period from the Balance Sheet Date to 30 April 2014 as set out in the Disclosure Documents;

“Management SUSA Payment” means the SUSA Executives Payment minus the SUSA Bond Contribution Amount and the SUSA Prism Contribution Amount, being the sterling equivalent of 69.8192% of the SUSA Executives Payment;

“Management SUSA Taxes Sum” means the SUSA Taxes minus the SUSA Taxes Amount, being 69.8192% of the SUSA Taxes;

“Management SUSA Excess Amount” means an amount equal to 69.8192% of the amount (if any) by which the SUSA Executives Payment is less than $12,500,000;

“Material Adverse Change” means a material adverse change, between the date of this Agreement and Completion, in the business, operations, assets, position (financial, trading or otherwise), profits or prospects of the Group (taken as a whole) which would have constituted a breach of the Warranties had they been repeated between the date of this Agreement and Completion but excluding any matter, fact or circumstance which, and to the extent that it, has been fully remedied prior to Completion;

“Material Contract” means any agreement or arrangement to which the Company or any of the Subsidiaries is a party or is bound and which:

(a)	is of material importance to the business, assets, liabilities, income or expenditure of the Group;

(b)	involves or is likely to involve expenditure by the Company or any Subsidiary in excess of £50,000 per annum or an aggregate consideration payable by the Company or any Subsidiary in excess of £50,000;

(c)	cannot be performed within its terms within 12 months after the date on which it is entered into or undertaken or cannot be terminated on less than 12 months’ notice;

(d)	may be terminated as a result of any Change of Control of the Company or any of the Subsidiaries;

(e)	is not on arm’s length terms;

(f)	was not entered into in the ordinary and usual course of business of the Company or the relevant Subsidiary;

(g)	restricts the freedom of the Company or a Subsidiary to carry on the whole or any material part of the Business in any part of the world in such manner as it thinks fit;

(h)	involves agency, partnership, joint venture, consortium, joint development, shareholders or similar arrangements;

(i)	is for the supply of goods and/or services by or to the Company or any of the Subsidiaries on terms under which retrospective or future discounts, price reductions or other financial incentives are given;

(j)	cannot be fulfilled or performed by the Company or Subsidiary (as applicable) in all material aspects on time and without undue or unusual expenditure of money and/or effort;

(k)	requires the Company or a Subsidiary to pay any commission, finders’ fee, royalty or a similar payment; and/or

(l)	is with Optipak Limited or is in connection to the Group’s relationship with Optipak post-Completion;

“Material Customer” means those customers listed at paragraph 15.1 of the Disclosure Letter;

“Minority Sellers” means Alan Duncan, Robert Broad and Steven McEvoy;

“Non-Compete Agreements” means the non-compete agreements in the Agreed Terms to be entered into between the Purchaser (or a person designated by the Purchaser) and each of Bradley Wells, David Wells and Gary Wells;

“Notified Claim” means a notification of a claim under this agreement or the Deed of Tax Covenant on or before the Warrantors’ Escrow Release Date, as appropriate, to the Sellers’ Representative by or on behalf of the Purchaser in accordance with Clause 4.1 (Payment into Warrantors’ Escrow Joint Account);

“Optipak Sale and Purchase Agreement” means the sale and purchase agreement in the Agreed Terms to be entered into immediately before Completion by the Company and a person connected with one of the Sellers;

“Optipak Services Agreement” means the services agreement in the Agreed Terms to be entered into immediately before Completion by the Company and Optipak Limited;

“Optipak Supply Agreement” means the supply agreement in the Agreed Terms to be entered into immediately before Completion by the Company, Optipak Limited and CooperVision International Holding Company LP;

“Optipak Transaction” has the meaning given in Clause 25 (Optipak Limited);

“Ordinary Shares” means the ordinary shares of £1 each in the capital of the Company;

“Ordinary A Shares” means the ordinary A shares of £1 each in the capital of the Company;

“Pension Scheme” means the Group’s personal pension scheme insured with Scottish Widows;

“Permitted Leakage” means, from (but excluding) the Locked Box Date to (and including) the Completion Date:

(a)	any payment made in respect of salaries, pension contributions, annual performance bonuses not connected with the Transaction or other reimbursements, benefits or expenses due to any employee of the Company or any member of the Group in the ordinary course of their employment as Disclosed;

(b)	any payment made in respect of monitoring fees, directors’ fees and expenses to non-executive directors of the Company or any member of the Group, which is:

(i)	Disclosed; or

(ii)	a payment of directors’ fees and expenses to David Gowing and/or James Speedie in his capacity as a non-executive director of the Company, in each case in an amount not exceeding £20,000;

(c)	any payment which has been provided for in the Locked Box Accounts;

(d)	the payment of dividends to the holders of the Preference Shares in accordance with the articles of the Company as at the date of this Agreement in an amount not exceeding £4,500,000 (inclusive of the dividend in the amount of £1,113,812 accrued for in the Accounts); and

(e)	any other payments by the Company or any other member of the Group agreed in writing between the Sellers and the Purchaser;

(f)	transactions in the ordinary and usual course of business between any member of the Group and Optipak Limited.

“Preference Shares” means the preference shares of £1 in the capital of the Company;

“Prism” means CSP Prism LP, acting by its general partner Hollyport Management Limited of 20 Orchard Bank, Edinburgh EH4 2DT;

“Prism Shares” means the 10,536 Ordinary Shares and the 86,557 Ordinary A Shares registered in the name of Prism;

“Proceedings” means any proceedings, suit or action arising out of or in connection with this Agreement;

“Products” means the contact lens and after care solution products being manufactured, licensed, sold or supplied to third parties by the Company at the date of this Agreement (or, in the case of Clause 11 only, the date of Completion) including, without limitation, daily disposable contact lens under the brands clariti 1 day, clariti 1 day toric, clariti 1 day multifocal, select 1 day, Bioclear 1 Day and New Day; reusable lenses, Sauflon UV55, clear comfort, Bioclear, Bioclear toric, clariti, clariti toric, clariti toric XR, clariti multifocal, select and after care solutions under the brands Synergi, All In One Light, CyClean, Comfortvue, Hy-Care, Multi, Saline, Sauflon 7, comfort drops and Trizyme or as private labelled;

“Properties” means the leasehold and freehold properties described in Schedule 8 (Real Property Information);

“Purchase Price” means the purchase price specified in Clause 3.1 (Total Purchase Price);

“Purchaser’s Account” means the bank account which the Purchaser shall notify to the Sellers’ Representative at least 3 Business Days prior to any payment being required to be made to the Purchaser’s Account;

“Purchaser’s Group” means any of the following from time to time: the Purchaser, its subsidiaries and subsidiary undertakings and any holding company or parent undertaking of the Purchaser and all other subsidiaries and subsidiary undertakings of any holding company or parent undertaking of the Purchaser and “member of the Purchaser’s Group” shall be construed accordingly;

“Purchaser’s Lawyers” means Latham & Watkins (London) LLP of 99 Bishopsgate, London EC2M 3XF, United Kingdom;

“Recovered Amounts” means amounts actually received by the Purchaser, or a member of the Purchaser’s Group, from the W&I Insurer pursuant to the W&I Policy;

“Relevant Accounting Standard” means, in relation to any Accounts, any of the following in force on the relevant Balance Sheet Date: any applicable Statement of Standard Accounting Practice, Financial Reporting Standard, Urgent Issues Task Force, Abstract or Statement of Recommended Practice issued by the UK Accounting Standards Board (or any successor body) or any committee of it or body recognised by it;

“Relevant Percentage” means the percentage as set out in Schedule 1, Part 3, Column 5;

“Remediation Period” means either a MAC Remediation Period or an Interim Covenant Remediation Period;

“Restricted Territory” means:

(a)	any territory in which the Business is carried on at the Completion Date; and/or

(b)	any territory in which it is, at the Completion Date, planned or contemplated that the Business will be carried on; and/or

(c)	any other jurisdiction in the world;

“Restricted Words” means any unregistered mark, logo, trade name, design or product name which was used by the Group during the period 12 months prior to this Agreement or which is the subject of a registered trade mark registered in the name of a member of the Sauflon Group, including each of: (a) “Sauflon”; (b) “Clariti”; (c) “Clarity”; (d) “Optometrist Direct”; (e) “Eue”; (f) “Synergi”; (g) “Newday”; (h) “All In One Light”; (i) “Aquagen”; (j) “Aquatract”; (k) “Biopol” ; (l) “Bioclear”; (m) “Clear Comfort”; (n) “Cyclean”; (o) “Delta”; (q) “Hycare”; (r) “Oxipol”; (t) “Advanced Edge Technology”; (u) “AET”; (v) “Con Free”; (w) “Generic 55”; (x) “Smart Silicone”; (y) “Aerotab”; (z) “Protector Plan”; (aa) “Smarter Silicone”; and (bb) “Smartest Silicone”;

“Review Period” has the meaning given in Schedule 9 (Determination of Exchange Net Debt Amount);

“Sale Notice” has the meaning given in Clause 26 (Twickenham Site);

“Sellers’ Condition” means the Condition set out in Schedule 3, Part 2 (Sellers’ Condition);

“Sellers’ Lawyers” means Mayer Brown International LLP whose registered office is at 201 Bishopsgate, London EC2M 3AF;

“Sellers’ Representative” means Mr John Maynard or any other Seller jointly nominated by the Sellers by written notice to the Purchaser as a replacement;

“Senior Employee” means any director, officer, manager or other employee employed by the Group at the Completion Date who receives an annual salary in excess of £50,000;

“Shares” means all of the Ordinary Shares legally and beneficially held by the Sellers as set out in Schedule 1, Part 3 (The Sellers), Columns 2, 3 and 4, which together with the Bond Shares and the Prism Shares comprise all of the issued shares in the capital of the Company and details of which are given in Schedule 1, Part 1 (Details of the Company);

“Significant Sellers” means each of Alan Wells, John Maynard, Howard Griffiths and Francis Erard;

“Specified Date” has the meaning given in Clause 7.2;

“Standard Conditions” means Standard Commercial Property Conditions (Second Edition);

“Subsidiaries” means the companies details of which are given in Schedule 1, Part 2 (Details of the Subsidiaries) but not including, with effect from Completion, Optipak Limited and any reference to a Subsidiary is a reference to any one of them;

“SUSA Bond Contribution Amount” means the sterling equivalent of 7.4713% of the SUSA Executives Payment;

“SUSA Executives” means James M. Welch, Richard P. Franz, Bradley S. Jones and David P. Allen;

“SUSA Executives Payment” means: (a) $12,500,000; or (b) if the SUSA Release Letter duly executed is delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the Completion Date, the aggregate amount to be paid to the SUSA Executives set out in such SUSA Release Letter provided that such amount is less than $12,500,000 (it being acknowledged that the amounts in (a) and (b) above are gross amounts from which the SUSA Taxes will be deducted);

“SUSA Prism Contribution Amount” means the sterling equivalent of 22.7095% of the SUSA Executives Payment;

“SUSA Release Letter” means the letter from the SUSA Executives to the Warrantors, Bond and Sauflon Pharmaceuticals, Inc. in the terms to be agreed, as soon as reasonably practicable following the date of this Agreement, between the Sellers and the Purchaser (each acting reasonably) and which shall in consideration of the payment of the SUSA Executives Payment at Completion include: (a) a provision whereby each SUSA Executive waives any rights he or she has against any Seller or any Group Company in respect of the Conditional Equity Letter or the draft agreements and/or arrangements referred to therein; (b) agreements from each SUSA Executive substantively in the form of paragraphs 7 and 8 of the Conditional Equity Letter; and (c) an effective termination of the Conditional Equity Letter which is without prejudice to each SUSA Executive’s ongoing employment arrangements;

“SUSA Taxes” means any income or employment taxes including payroll taxes and social security payments or similar payments which are payable, or required to be withheld, by the Company or any member of the Group in respect of the SUSA Executives Payment, in an amount determined by the Purchaser acting reasonably;

“SUSA Taxes Amount” means 30.1808% of the SUSA Taxes;

“Takeover Panel” means the Panel on Takeovers and Mergers;

“Target Net Debt Amount” means £48,500,000;

“Tax” or “Taxation” means:

(a)	all forms of tax, levy, impost, contribution, duty, liability and charge in the nature of taxation and all related withholdings or deductions of any nature (including, for the avoidance of doubt, National Insurance contribution liabilities in the United Kingdom and corresponding obligations elsewhere); and

(b)	all related fines, penalties, charges and interest

imposed by a Tax Authority whether directly or primarily chargeable against, recoverable from or attributable to the Company or any Subsidiary or another person;

“Tax Authority” means any Tax or other authority, body or person (whether inside or outside the United Kingdom) competent to impose any liability to Tax;

“Indemnity Letter” means the Indemnity Letter in the Agreed Terms to be entered into between Alan Wells, John Maynard, Bridget Maynard the Purchaser and the Guarantor at Completion;

“TCGA” means the Taxation of Chargeable Gains Act 1992;

“Title Warranties” means the Warranties in Schedule 6, Part 1 (Title Warranties);

“Transaction” means the transaction effected or contemplated by this Agreement;

“Transaction Documents” means this Agreement, the Deed of Tax Covenant, the Disclosure letter, the Warrantors’ Escrow Agreement, the Non-Compete Agreements and the Loan Note Instrument;

“Transfer Date” has the meaning given in Clause 26 (Twickenham Site);

“Twickenham Owner” means the relevant member of the Purchaser’s Group in which ownership of the freehold interest in the Twickenham Site is vested;

“Twickenham Site” means the premises occupied by the Company at 49, 49a, 51 and 53 York Street, Twickenham, Middlesex, more fully described in Part 1 (Freehold), of Schedule 8 (Real Property Information);

“UK Listing Authority” means the Financial Conduct Authority in its capacity as the competent authority for the purposes of the Financial Services and Markets Act 2000;

“Uninsured Obligations” means the Warranties (other than claims in respect of the Fundamental Warranties and, for the avoidance of doubt, other than claims in respect of breach of the warranty in Clause 5.1 (No Leakage)) and the Deed of Tax Covenant, (other than claims in relation to clause 3.1(l) of the Deed of Tax Covenant) in each case, to the extent they are not Insured Obligations;

“Unsatisfied Amounts Claimed” means at any date an amount equal to the aggregate of:

(a)	the whole or part of an Amount Claimed pursuant to a Notified Claim made before that date for which the Sellers’ Representative, on behalf of the Warrantors or the Sellers (as appropriate), has accepted liability or for which it has been finally decided the Sellers or the Warrantors (as applicable) are liable but which liability has not in either case been satisfied by payment out of the Warrantors’ Escrow Joint Account (as applicable) or otherwise; and

(b)	any remaining Amount Claimed pursuant to a Notified Claim made before that date which the Purchaser has not withdrawn and for which the Sellers or the Warrantors (as applicable) have not accepted liability and in respect of which it shall not have been finally decided whether or not the Warrantors are liable in circumstances where: (i) proceedings have been commenced; or (ii) six months have not elapsed since the date of the relevant Notified Claim;

“VAT” means value added tax as provided for in VATA;

“VATA” means the Value Added Tax Act 1994;

“W&I Policy” means: (i) the policy of insurance between Hunter George & Partners Limited (as coverholder for the Underwriters (as defined therein)) (the “W&I Insurer”) and the Purchaser dated on the date hereof with policy number HG14WI107 relating to the Transaction; and (ii) the Excess Policies;

“Warranties” means the warranties referred to in Clause 8 (Warranties) and set out in Schedule 6 (Warranties) given and made by each of the Warrantors in favour of the Purchaser;

“Warrantors” means Alan Edward Wells, John Charles Maynard and Bridget Maynard, as more particularly set out in Schedule 1, Part 4 (Warrantors);

“Warrantors’ Escrow” means £14,270,000 which is to be paid into the Warrantors’ Escrow Joint Account at Completion or, as the case may be, the balance in the Warrantors’ Escrow Joint Account after any payment from the Warrantors’ Escrow Joint Account to the Warrantors or the Purchaser pursuant to Clause 4.1 (Warrantors’ Escrow Joint Account) together with all interest earned on the amounts credited from time to time to the Joint Account;

“Warrantors’ Escrow Joint Account” means the separately designated interest bearing deposit account to be opened with the Escrow Agent pursuant to the Warrantors’ Escrow Agreement;

“Warrantors’ Escrow Agreement” means the escrow agreement between the Purchaser, the Sellers’ Representative (on behalf of the Warrantors) and the Escrow Agent in the Agreed Terms;

“Warrantors’ Escrow Release Date” means the date falling 24 months after Completion; and

“Working Hours” means 9:30 am to 5:30 pm on a Business Day.

1.2	Contents page and headings

In this Agreement, the contents page and headings are included for convenience only and shall not affect the interpretation or construction of this Agreement.

1.3	Meaning of references

In this Agreement, unless the context requires otherwise, any reference to:

(a)	this Agreement includes the Background and Schedules, which form part of this Agreement for all purposes;

(b)	the Background is to the statements about the background to this Agreement made above, a Clause or Section or to a Schedule is, as the case may be, to a clause or section of or a schedule to this Agreement and any reference in a Schedule to a Part or Paragraph is to a part or paragraph of that Schedule;

(c)	a company is to any company, corporation or other body corporate wherever and however incorporated or established;

(d)	a document is to that document as supplemented, otherwise amended, replaced or novated from time to time;

(e)	any English statutory provision or English legal term for any action, remedy, method of judicial proceeding, document, legal status, court, official or other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English statutory provision or English legal term;

(f)	the masculine, feminine or neuter gender respectively includes the other genders and any reference to the singular includes the plural (and vice versa);

(g)	including means “including without limitation” (with related words being construed accordingly), in particular means “in particular but without limitation” and other general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things;

(h)	indemnify and to indemnifying any person against any Losses by reference to a matter, event or circumstance includes indemnifying and keeping him indemnified against all Losses from time to time made, suffered or incurred by that person as a result of that matter, event or circumstance;

(i)	a party or the parties is to a party or the parties (as the case may be) to this Agreement and shall include any permitted assignees of a party;

(j)	a person includes any individual, firm, company, corporation, government, state or agency of state or any association, trust or partnership (whether or not having a separate legal personality);

(k)	a person includes a reference to that person’s legal personal representatives and successors;

(l)	pounds, sterling or £ is to the lawful currency from time to time of the United Kingdom and euro is to the lawful currency of the states of the European Union which are from time to time participating in Economic and Monetary Union;

(m)	for the purposes of this Agreement, where it is necessary to convert amounts specified in one currency into another currency, the rate of exchange to be used in converting amounts specified in one currency into another currency shall be:

(i)	subject to Clause 1.1(m)(ii), the closing mid-point rate for exchanges between those currencies quoted in the Financial Times (London edition) on the date of the conversion or, if such rate is not available on the date of conversion, such rate as is provided on the immediately preceding Business Day on which that rate is so quoted;

(ii)	in respect of any conversion from US dollars into pounds sterling (or vice versa) which is required in connection with the SUSA Executives Payment, the closing mid-point rate for exchanges between those currencies quoted in the Financial Times (London edition) on the Business Day immediately prior to the Completion Date;

(n)	a statute or statutory provision includes any consolidation or re-enactment, modification or replacement of the same, any statute or statutory provision of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time except to the extent that any consolidation, re-enactment, modification or replacement enacted after the date of this Agreement would extend or increase the liability of any party to another under this Agreement;

(o)	a time of the day is to London time and references to a day are to a period of 24 hours running from midnight to midnight; and

(p)	writing shall include any modes of reproducing words in a legible and non-transitory form.

1.4	Companies Act definitions

In this Agreement, the words and expressions “accounting reference period”, “body corporate”, “holding company”, “parent undertaking”, “subsidiary”, “subsidiary undertaking” and “connected with” have the meanings given to them in the Companies Act.

2.	AGREEMENT TO SELL AND PURCHASE

2.1	Sale and purchase

Each of the Sellers shall sell with full title guarantee and free from all Encumbrances and the Purchaser shall purchase the entire legal and beneficial ownership in the number of Shares set opposite the respective names of the Sellers in Schedule 1, Part 3 (The Sellers), together with all rights attached or accruing to them at Completion and all dividends declared, made or paid since the Locked Box Date.

2.2	Waiver of pre-emption rights

Each of the Sellers waives all rights of pre-emption or other rights to restrict transfer of the Shares conferred either by the articles of association of the Company, any agreement between the shareholders of the Company or in any other way (including, without limitation, in respect of any transfer of the Bond Shares and the Prism Shares pursuant to the Minority Sale Agreement).

2.3	Remedies

Without prejudice to any other rights or remedies that the Purchaser or any member of the Purchaser’s Group may have, the Significant Sellers and the Minority Sellers acknowledge and agree that damages alone would not be an adequate remedy for any breach of the terms of this Clause 2. Accordingly, the Purchaser or any member of the Purchaser’s Group shall be entitled to seek the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this Clause 2.

3.	PURCHASE PRICE

3.1	Total Purchase Price

The total price for the Shares shall be the sum equal to:

(a)	£464,297,668;

(b)	if the Exchange Net Debt Amount is less than the Target Net Debt Amount, plus the Balancing Payment Amount;

(c)	if the Exchange Net Debt Amount is more than the Target Net Debt Amount, minus the Balancing Payment Amount; and

(d)	if the SUSA Release Letter duly executed is delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the Completion Date, minus the Management SUSA Payment,

(the “Purchase Price”).

3.2	Payment of Purchase Price

The Purchase Price shall be satisfied:

(a)	on Completion:

(i)	by the payment by the Purchaser to the Sellers of the Base Consideration, which shall be satisfied:

(A)	by the allotment and issue of Loan Notes to Bridget Maynard pursuant to the Loan Note Instrument in an amount equal to £31,994,752;

(B)	by the allotment and issue of Loan Notes to Francis Erard pursuant to the Loan Note Instrument in an amount equal to £2,432,860;

(C)	as to the balance of £408,440,883 (being the Base Consideration less the principal sum of the Loan Notes issued to Bridget Maynard and/or Francis Erard), electronic transfer for same day value to the Sellers’ Lawyer and apportioned between the Sellers as they may agree; and

(D)	if the SUSA Release Letter duly executed is delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the Completion Date by the payment, on Completion of the Management SUSA Excess Amount (if any), by electronic transfer of the for same day value by the Purchaser to the Sellers’ Lawyer, apportioned between them according to their respective Relevant Percentages as set out in Schedule 1, Part 3, Column 5 (Relevant Percentage);

(ii)	by the payment of the Warrantors’ Escrow into the Warrantors’ Escrow Joint Account in accordance with Clause 4.1 (Payment into Warrantors’ Escrow Joint Account);

(iii)	by the payment to, or at the direction of, the W&I Insurer of a premium (plus applicable taxes) in the amount of £1,869,840, payable in relation to the W&I Policy; and

(iv)	if the SUSA Release Letter duly executed is not delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the Completion Date, on Completion, by the electronic transfer for same day value of the amount which is equal to the Management SUSA Payment, minus the Management SUSA Taxes Sum, to the client bank account of the Sellers’ Lawyers,

(the “Initial Payment”); and

(b)	if the Exchange Net Debt Amount is less than the Target Net Debt Amount, on or before the Balancing Payment Date, by the electronic transfer of the Balancing Payment Amount together with Accrued Interest thereon for same day value by the Purchaser to the Sellers’ Lawyer, apportioned between them according to their respective Relevant Percentages as set out in Schedule 1, Part 3, Column 5 (Relevant Percentage).

3.3	If Exchange Net Debt Amount is more than Target Net Debt Amount

If the Exchange Net Debt Amount is more than the Target Net Debt Amount the Sellers shall be severally liable to pay to the Purchaser, on or before the Balancing

Payment Date, the full amount of the Balancing Payment Amount, together with Accrued Interest thereon; and the liability of the Sellers’ to pay the Balancing Payment Amount shall be satisfied by the payment of the amount of the Balancing Payment Amount to the Purchaser by way of electronic transfer for same day value.

3.4	Receipt by Sellers

(a)	Receipt by the Sellers’ Lawyer of any monies or completed documentation to be provided by the Purchaser in satisfaction of any of the obligations of the Purchaser under this Agreement shall be accepted by the Sellers as a full and complete discharge of that obligation, and the Purchaser and the Guarantor shall not be concerned with, or have any liability whatsoever to the Sellers with respect to, the apportionment or for any failure by the Sellers Representative, the Sellers’ Lawyers or any other person to apportion such sum or sums among the Sellers and each of the Sellers hereby waives any and all claims against the Purchaser or the Guarantor in connection therewith.

(b)	The Purchaser, or any payment agent or disbursing agent designated by the Purchaser shall be entitled to deduct and withhold from any payment to any person under this Agreement such amounts as it, or the Company or any Subsidiary, is required to deduct and withhold with respect to the making of such payment or any other Tax withholding obligation under any provision of applicable Tax law or regulation. To the extent that amounts are so withheld or deducted, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made.

3.5	Payment pursuant to claim

Other than payments of interest, any payment made by a Seller to the Purchaser pursuant to a claim made by the Purchaser for any breach of this Agreement or otherwise pursuant to this Agreement or the Deed of Tax Covenant shall be made by way of reduction of the consideration paid for the Shares and that Purchase Price shall accordingly be deemed to have been reduced by the amount of that payment.

3.6	Guarantor

(a)	If the Purchaser fails to comply with Clause 3.2 (Payment of purchase price) then the Guarantor guarantees that it shall immediately perform and discharge the obligations of the Purchaser under that provision.

(b)	The guarantee set out in Clause 3.6(a) is a continuing guarantee and shall remain in force and effect until the Purchaser has performed and discharged all of its obligations under Clause 3.2 (Payment of purchase price).

(c)	The Guarantor’s liability under Clause 3.6(a) shall not be affected by any payment or other dealing or anything else (whether by or relating to the Purchaser, any co-guarantor or any other person) which would, but for this Clause 3.6(c), operate to discharge or reduce that liability.

(d)	If anything (including any legal limitation, disability, liquidation or other incapacity on the part of the Purchaser or any disclaimer by a liquidator or trustee in bankruptcy) causes any of the Purchaser’s obligations under Clause 3.2 (Payment of purchase price) and/or the guarantee set out in Clause 3.6(a) to be or become invalid or unenforceable, then the Guarantor shall perform and discharge all of the Purchaser’s payment obligations under this Agreement as if they were the primary obligations of the Guarantor.

(e)	The Guarantor shall not exercise any rights which it may have against the Purchaser arising from or otherwise relating to its guarantee under Clause 3.6(a) or its other obligations under this Clause 3.6 unless and until all of the obligations of the Purchaser and the Guarantor under Clause 3.2 (Payment of purchase price) and this Clause 3.6 have been performed and discharged.

(f)	The Guarantor’s obligations under this Clause 3.6, including its guarantee under Clause 3.6(a), are unconditional and irrevocable.

3.7	Redemption Notice

The Sellers shall, no later than 5 Business Days prior to Completion, provide the Purchaser with a notice confirming the amount of outstanding third party debt which becomes repayable upon Completion as a consequence of the Transaction (including any break fees, prepayment penalties or costs or expenses which will be payable in respect of such third party debt as a result of the Transaction or the prepayment of such third party indebtedness as part of the Transaction).

3.8	SUSA Executives indemnity

Subject to Clause 9.2 (SUSA Executives – excess parachute payments) below, if the SUSA Release Letter duly executed is not delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the Completion Date, the Sellers hereby undertake to indemnify and keep indemnified the Purchaser and each member of the Purchaser’s Group in respect of any Losses relating to the Conditional Equity Letter or the draft agreements and/or arrangements referred to therein.

4.	WARRANTORS’ ESCROW JOINT ACCOUNT

4.1	Payment into Warrantors’ Escrow Joint Account

The Warrantors’ Escrow shall upon Completion be placed in the Warrantors’ Escrow Joint Account which shall be free from any lien, charge, encumbrance, set off or counterclaim (other than as referred to in this Clause 4).

4.2	Operation in accordance with Warrantors’ Escrow Agreement

The Warrantors’ Escrow Joint Account will be operated in accordance with the Warrantors’ Escrow Agreement which shall be delivered to the Escrow Agent at Completion signed by the Warrantors, the Purchaser and the Escrow Agent.

4.3	Parties to give proper written instructions

The Warrantors and the Purchaser agree that upon any of them becoming entitled in accordance with this Agreement to payment of any amount from the Warrantors’ Escrow Joint Account, they each shall, within seven days after the date the entitlement arises, give joint written instructions to the Escrow Agent in the form set out in the Warrantors’ Escrow Agreement to release such amount from the Warrantors’ Escrow Joint Account in accordance with the terms of this Agreement and the Warrantors’ Escrow Agreement.

4.4	No payments out of Warrantors’ Escrow Joint Account

Other than as provided in the Warrantors’ Escrow Agreement, no amount (including interest) shall be paid out of the Warrantors’ Escrow Joint Account save as expressly permitted under this Agreement or the Warrantors’ Escrow Agreement.

4.5	Interest

Any interest which accrues on the monies held in the Warrantors’ Escrow Joint Account shall (after any required deductions on account of Taxation on interest by the Escrow Agent in accordance with the Warrantors’ Escrow Agreement) be credited to the Warrantors’ Escrow Joint Account. Upon the whole or any part of the principal amount standing to the credit of the Warrantors’ Escrow Joint Account being released to any party, the recipient shall be entitled to interest which has accrued on the principal amounts so released and such interest shall be paid at the same time as the principal amount is so released.

4.6	Payment from Warrantors’ Escrow Joint Account

If the Purchaser wishes to use the Warrantors’ Escrow in settlement of a claim for an amount due from the Sellers to the Purchaser under any of the Transaction Documents (including pursuant to Clause 5 (Locked Box)):

(a)	the Purchaser shall give to the Sellers’ Representative notice of such intention stating in reasonable detail the nature of the claim, the amount claimed and a reasonable estimate of the Purchaser’s costs in connection with enforcing the claim;

(b)	within 21 days after receipt of the Notified Claim the Sellers’ Representative shall give the Purchaser notice stating:

(i)	whether or not the Warrantors accept liability for the claim; and

(ii)	if the Warrantors do, whether or not they accept the Amount Claimed and if the Warrantors do not accept the Amount Claimed the part of the Amount Claimed they do accept;

(c)	if the Sellers’ Representative fails to give notice in accordance with Clause 4.1(b) the Amount Claimed shall be paid from the Warrantors’ Escrow Joint Account to the Purchaser;

(d)	if the Sellers’ Representative, on behalf of the Warrantors, accepts liability in respect of a claim and accepts the whole or part of the Amount Claim, the Sellers’ Representative and the Purchaser shall procure that the Amount Claimed or (as appropriate) that part of the Amount Claimed which is accepted shall be paid from the Warrantors’ Escrow Joint Account to the Purchaser;

(e)	if it is finally decided that the Sellers are liable in whole or in part in respect of an Amount Claimed the amount for which it is finally decided that the Sellers are liable (less any amount previously paid under Clause 4.1(d) in respect of the relevant Notified Claim) shall be paid from the Warrantors’ Escrow Joint Account to the Purchaser;

(f)	if it is finally decided that the Sellers are not liable in respect of an Amount Claimed, the amount of the Notified Claim shall be retained in the Warrantors’ Escrow Joint Account;

(g)	on the Warrantors’ Escrow Release Date there shall be paid from the Warrantors’ Escrow Joint Account to the Warrantors the Warrantors’ Escrow less any Unsatisfied Amounts Claimed; and

(h)	if at any time after the Warrantors’ Escrow Release Date the amount of the Warrantors’ Escrow exceeds the Unsatisfied Amounts Claimed the excess shall be paid from the Warrantors’ Escrow Joint Account to the Warrantors.

4.7	Final determination of a Notified Claim

For the purposes of this Clause 4, a Notified Claim shall be deemed to be finally decided if and when a court of competent jurisdiction has delivered judgment in respect of the Notified Claim (whether on appeal or otherwise) and:

(a)	any such judgment has not been appealed against within the requisite time period for so doing;

(b)	any such judgment has been appealed against but such appeal has been withdrawn; or

(c)	there shall be no right of appeal against any such judgment.

4.8	When proceedings deemed commenced etc.

For the purposes of this Clause 4, proceedings shall not be deemed to have been commenced by the Purchaser unless they have been both issued and served on the Sellers’ Representative.

5.	LOCKED BOX

5.1	No Leakage

Each of the Sellers hereby warrants to the Purchaser that no Leakage will occur or has occurred from (but excluding) the Locked Box Date to (and including) the Completion Date (including as a result of the entry into or performance of this Agreement or any other Transaction Document).

5.2	Consequences for breach

(a)	Each of the Sellers undertakes on a several (but not joint or joint and several) basis that, in the event of a breach of Clause 5.1, they shall indemnify the Purchaser on demand, on a pound for pound basis (which shall, so far as reasonably practicable, take effect by way of reduction of the Purchase Price for the Shares payable to each of the Sellers pursuant to Clause 3 (Purchase Price)), a sum equal to the relevant Warrantor’s Liability Percentage of the aggregate amount of any Leakage (but excluding the aggregate amount of any Leakage received by Bond and/or Prism).

(b)	The liability of the Sellers under this Clause 5.2 shall not exceed the amount of the Purchase Price.

(c)	Any amounts payable under this Clause 5.2 (whether satisfied pursuant to Clause 4.1 or otherwise) shall be by way of electronic transfer for same day value made to the Purchaser’s Account.

5.3	Notification of Leakage

Each Seller shall notify the Purchaser in writing of any matter of which it becomes aware that constitutes, or which could reasonably be expected to constitute, a breach of the warranty set out in Clause 5.1.

6.	CONDITIONS AND COOPERATION

6.1	Conditions

Completion is conditional on the satisfaction or waiver, in accordance with Clause 6.3, of each of the conditions set out in Schedule 3 (Conditions) (the “Conditions”).

6.2	Satisfaction of Conditions

(a)	The Purchaser shall use its best endeavours to procure satisfaction of the Joint Condition as soon as possible after the date of this Agreement, including by proposing to or discussing with the relevant Authority at an appropriate time, and agreeing with it, structural commitments (including any ancillary behavioural commitments) that resolve to that Authority’s satisfaction any significant competition concerns which otherwise would lead to merger approval being denied if, in the reasonable opinion of the Purchaser, such commitments will not have any significant adverse effect on the business or activities (whether current or prospective) of the Purchaser’s Group (including, for these purposes, the Group).

(b)	The Sellers shall each use their reasonable endeavours to assist the Purchaser in procuring satisfaction of the Joint Condition.

(c)	The Sellers and the Purchaser shall co-operate fully in all actions necessary to procure the satisfaction of the Joint Condition as soon as possible after the date of this Agreement including by:

(i)	providing each other on a timely basis with all information to which they have access that relates to their respective businesses and that is necessary to make any notification or filing to, or to respond to any information request from, the relevant Authority within the deadline imposed by that Authority, or as reasonably determined by the Purchaser;

(ii)	keeping each other informed of the progress of any such notification or filing; and

(iii)	providing each other with such assistance as may reasonably be required.

(d)	Without prejudice to the generality of Clause 6.2(a) and (c):

(i)	the Sellers shall provide the Purchaser with co-operation, to the extent each of them is able to provide such co-operation, in procuring satisfaction of the Joint Condition as soon as possible after the date of this Agreement, such co-operation to include, without limitation, all or any of the following:

(A)	the provision of all information available to the Sellers which relates to the Group and is reasonably necessary for the purpose of preparing any filing or notification within the deadline imposed by the Authority, or as reasonably determined by the Purchaser;

(B)	assistance, where requested by the Purchaser, with the preparation of any filing or notification to, or responses to requests for information made by, the relevant Authority within the deadline imposed by that Authority, or as reasonably determined by the Purchaser; and

(C)	at the reasonable request of the Purchaser, attending (and, if appropriate, requesting) a hearing with the relevant Authority (each Party withdrawing from such hearing as and when matters confidential to the other arise);

(i)	the Sellers shall be entitled to participate in the preparation of any filing or notification, to comment on any filing or notification before it is submitted to the relevant Authority (such comments to be given serious consideration by the Purchaser and not to be unreasonably rejected, subject to the Purchaser having the final decision on the form and content of any filing or notification submitted by it) and to attend any meetings with that Authority (subject to each Party withdrawing from those meetings as and when matters confidential to the other arise);

(ii)	the Purchaser shall:

(A)	provide the Sellers with drafts of any notification or filing which is to be made in connection with the Joint Condition in sufficient time to enable the Sellers to provide their comments before the relevant notification or filing is finalised;

(B)	communicate to the Sellers promptly in advance of engaging with the relevant Authority in the communications envisaged in Clause 6.2(a):

1.	the fact that it or the relevant Authority has identified that significant competition concerns would lead to merger approval being denied,

2.	the substance of such concerns,

3.	the Purchaser’s proposals for structural commitments (together with any ancillary behavioural commitments) to resolve such concerns as are necessary to avoid the consummation of the Transaction contemplated under this Agreement being prohibited; and

4.	the Purchaser’s intended timetable for discussing and agreeing such commitments;

(C)	so far as practicable, consult with the Sellers in advance of arranging the content, date and time of any telephone call, meeting or hearing with the relevant Authority and notify the Sellers immediately upon receipt of any request from the relevant Authority to participate in any telephone call, meeting or hearing (each Party withdrawing from such call, meeting or hearing as and when matters confidential to the other arise);

(D)	as soon as reasonably practicable provide the Sellers with all material communications to or from any Authority and, after request by the Individual Seller, such other information as the Seller shall reasonably require in relation to the satisfaction of the Conditions; and

(ii)	the fees or costs payable to the Authority in relation to the filings or notifications shall be borne by the Purchaser.

(e)	In providing the co-operation set out in this sub-clause 6.2, each Party agrees that it will not disclose its confidential information directly to the other and that such confidential information will be shared only between each Party’s external counsel or directly with the relevant Authority.

6.3	Waiver

(a)	At any time before satisfaction of the Joint Condition, the Sellers and the Purchaser may, acting together, waive the Joint Condition. Any waiver under this Clause 6.3(a) shall be by notice in writing to the other party and may be subject to such terms and conditions as the party granting the waiver may specify.

(b)	At any time before satisfaction of the Conditions, the Purchaser may waive the Sellers’ Condition. Any waiver under this Clause 6.3(b) shall be by notice in writing to the Sellers’ Representative and may be subject to such terms and conditions as the Purchaser may specify.

6.4	Further co-operation

(a)	Until Completion, the Sellers agree to use their best endeavours to provide the Purchaser on a timely basis with:

(i)	information available to the Sellers which relates to the Group and is necessary for the purpose of preparing responses to any anticipated or actual enquiry or request for information, either within the deadline imposed by any relevant Authority, or as reasonably determined by the Purchaser;

(ii)	assistance, where requested by the Purchaser, with the preparation of responses to any anticipated or actual enquiry or request for information, either within the deadline imposed by any relevant Authority, or as reasonably determined by the Purchaser; and

(iii)	at the reasonable request of the Purchaser, attendance at (and, if appropriate, any request for) a hearing with any relevant Authority (withdrawing from such hearing as and when matters confidential to the other arise).

(b)	In providing the assistance set out in this sub-clause 6.4, the Sellers agree that they will not disclose confidential information directly to the Purchaser and that such confidential information will be shared only between each Party’s external counsel or directly with any relevant Authority.

6.5	Notification of other parties

Upon any party becoming aware that any of the Conditions:

(a)	has been satisfied;

(b)	will or is likely to be delayed in satisfaction beyond the Long Stop Date; or

(c)	has become incapable of satisfaction by the Long Stop Date,

that party shall promptly notify the other parties of that fact and shall supply to the other parties written evidence (if available) of the satisfaction of that condition or (as the case may be) a written explanation for the delay in satisfaction or for that condition having become incapable of satisfaction.

6.6	If conditions not satisfied or waived

(a)	Termination at Long Stop Date

In the event of all of the Conditions not being satisfied or waived (that waiver to be in accordance with Clause 6.3) on or before the Long Stop Date, all rights and obligations of the parties under this Agreement (except under Clauses 13 (Confidentiality and announcements), 14 (Costs), 24 (Governing law and jurisdiction)) shall terminate and no party shall have any claim against the other, but without prejudice to the accrued rights and obligations of the parties before that termination.

(b)	Termination prior to Long Stop Date

In the event that any party becomes aware that a Material Adverse Change has occurred, such party shall promptly notify the other parties of that fact and, following such notification, the Purchaser shall be entitled to serve a notice on the Sellers’ Representative indicating its intention to terminate this Agreement. In the event the Sellers have not taken steps which have remediated the Material Adverse Change within 20 Business Days of such notice from the Purchaser (the “MAC Remediation Period”), to the reasonable satisfaction of the Purchaser, the Purchaser shall be entitled to serve a further notice on the Sellers’ Representative terminating this Agreement without liability on its part, and all rights and obligations of the parties under this Agreement (except under Clauses 13 (Confidentiality and announcements), 24 (Governing law and jurisdiction)) shall terminate and no party shall have any claim against the other.

6.7	Conduct between exchange and Completion

(a)	Schedule 4, Part 1

The Sellers undertake that they shall procure that, between the date of this Agreement and Completion, save with the prior written consent of the Purchaser, each of the Company and the Subsidiaries shall comply with Schedule 4, Part 1 (Acts requiring consent).

(b)	Schedule 4, Part 2

The Sellers undertake that they shall, between the date of this Agreement and Completion, save with the prior written consent of the Purchaser, comply with Schedule 4, Part 2 (Preservation of the business).

(c)	Notification of breach

If at any time prior to or at Completion the Sellers become aware that there has been a breach of Clause 6.7(a) or (b), or there is a reasonable expectation that a breach of Clause 6.7(a) or (b) is reasonably expected to occur, the Sellers shall immediately:

(i)	notify the Purchaser in sufficient detail to enable the Purchaser to make an accurate assessment of the situation (and, for the avoidance of doubt, the delivery of such notice shall not limit or otherwise affect the remedies available to the Purchaser); and

(ii)	if requested by the Purchaser, use their reasonable endeavours to procure that the notified occurrence is prevented or remedied.

(d)	Termination

If the Sellers breach the undertakings given pursuant to Clauses 6.7(a) and 6.8(b) and the impact of such breach or breaches, taken together, constitutes, or is reasonably likely to constitute, a Material Adverse Change, the Purchaser shall be entitled to serve a written notice on the Sellers’ Representative of its intention to terminate this Agreement. In the event the Sellers have not remediated such breach or breaches within 20 Business Days of such notice to the reasonable satisfaction of the Purchaser (the “Interim Covenant Remediation Period”), the Purchaser shall be entitled to serve a further notice on the Seller’s Representative terminating this Agreement without liability on its part, and all rights and obligations of the parties under this Agreement (except under Clauses 13 (Confidentiality and announcements), 24 (Governing law and jurisdiction)) shall terminate and no party shall have any claim against the other.

(e)	Assigned Patent

The Sellers shall use their reasonable endeavours to obtain from the persons listed in paragraph 12.10 of the Disclosure Letter an assignment of all rights to the patent detailed in paragraph 12.10 of the Disclosure Letter (the “Assigned Patent”) and all rights to apply for patents anywhere in the world based on the invention underlying the Assigned Patent.

7.	COMPLETION

7.1	Completion

Completion shall take place at the offices of the Purchaser’s Solicitors on:

(a)	1 August 2014, provided that: (i) the Joint Condition is satisfied by 5.00 pm on 28 July 2014; (ii) the Condition in Part 2 of Schedule 3 has either been duly fulfilled or duly waived; and (iii) a period of 5 Business Days has expired following the expiry of any Remediation Period;

(b)	subject to Clause 7.2(a) and 7.2(b), if the Conditions have not been duly fulfilled or waived by 5.00 pm on 28 July 2014, 7 Business Days following the date on which the Joint Condition and the Condition in Part 2 of Schedule 3 have either been duly fulfilled or duly waived;

(c)	if Completion is deferred in accordance with Clause 7.2(a), 7.2(b) or 7.4, means the date to which it is deferred; or

(d)	any other date agreed in writing by the Sellers’ Representative and the Purchaser,

in each case, provided that this is on or before the Long Stop Date.

7.2	Deferral of Completion

(a)	If the date for Completion calculated in accordance with Clause 7.1(b) (the “Specified Date”) would be a date between 17 October 2014 and 31 October 2014, the Purchaser shall be entitled, by written notice served on the Sellers’ Representative no later than 3 Business Days prior to the Specified Date, to defer the Completion to 3 November 2014 and, if the Purchaser serves such a notice, Completion shall take place on 3 November 2014 (and not on the Specified Date), provided that no event has occurred which would result in the Sellers’ Condition not being satisfied or not being capable of being satisfied at such time.

(b)	Without prejudice to the Purchaser’s rights under Clause 6.6(b) and Clause 6.8(d), if the Specified Date would be a date during a Remediation Period, Completion shall be deferred to the date which is 5 Business Days following the end of any Remediation Period, provided that if such deferred date would be a date between 17 October 2014 and 31 October 2014 the provisions of Clause 7.2(a) shall apply as if the deferred date was the Specified Date for the purposes of that Clause.

7.3	Completion arrangements

At Completion the Sellers and the Purchaser shall do those things listed in Schedule 5 (Completion arrangements).

7.4	Partial Completion

(a)	Without prejudice to any other rights and remedies the Purchaser may have, the Purchaser shall not be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously.

(b)	Without prejudice to Clause 6.6 and to any other rights and remedies the Purchaser may have, if the Sellers do not comply with their obligations under Clause 7.3 the Purchaser may proceed to Completion as far as practicable (without limiting its right to claim damages in respect of the breach or any other rights and remedies including equitable remedies including specific performance and or injunctive relief it may have) or defer Completion to a date being not more than 20 Business Days following the date on which Completion would otherwise have taken place (so that the provisions of this Clause 7 shall apply to Completion so deferred) provided that such deferral may only occur once, save in respect of a failure to deliver the E&Y Letter in accordance with Paragraph 1(v) of Schedule 5 in which case the Purchaser may elect to defer Completion without limit and in the event that Completion has not occurred by the Long Stop Date the provisions of Clause 6.6(a) shall apply.

(c)

Without prejudice to Clause 6.6 and to any other rights and remedies the Sellers may have, if the Purchaser does not comply with its obligations under Clause 7.3 the Sellers may proceed to Completion as far as practicable (without limiting their right to claim damages in respect of the breach or any other rights and remedies they may have) or defer Completion to a date being not more than 20 Business Days following the date on which Completion would otherwise have taken place (so that the provisions of this Clause 7 shall apply to Completion so deferred) provided that such deferral may only occur once.

8.	WARRANTIES

8.1	Warranties

(a)	As at the date of this Agreement, each of the Warrantors jointly and severally warrant to the Purchaser in terms of the Warranties (other than the Title Warranties).

(b)	As at the date of this Agreement each of the Sellers severally warrant to the Purchaser in terms of the Title Warranties in relation only to the Shares set out opposite the name of the relevant Seller in Schedule 1, Part 3 (The Sellers).

(c)	As at Completion, each of the Sellers severally warrant to the Purchaser in terms of the Title Warranties in relation only to the Shares set out opposite the name of the relevant Seller in Schedule 1, Part 3 (The Sellers) by reference to the facts and circumstances then existing and any reference made to the date of this Agreement (whether express or implied) in relation to any Title Warranty shall be construed, in relation to such repetition, as a reference to the Completion Date.

(d)	Each of the Warrantors jointly and severally confirm that the Warranties in Schedule 6, Part 2, Paragraph 12 (Intellectual Property) will, at Completion, be accurate and not misleading as if repeated by reference to the facts and circumstances then existing and any reference made to the date of this Agreement (whether express or implied) in relation to any such Warranty shall be construed, in relation to such repetition, as a reference to the Completion Date.

(e)	Save as set out in this Clause 8, the Warranties shall not be given or repeated at the date of this Agreement or at any time on or until the Completion Date.

(f)	For the purposes of the Warranties, references to the Company shall (where applicable) be deemed to include references to the Subsidiaries.

8.2	Limitations on claims

The liability of the Sellers under the Warranties or any other provision of this Agreement or the Deed of Tax Covenant shall (except in the case of fraud) be limited as set out in Schedule 7 (Limitation on claims) and the Deed of Tax of Tax Covenant.

8.3	Status of Warranties

Subject to Clause 8.4, the Sellers agree that each of the Warranties is separate from and independent of any other Warranty and (except as otherwise provided in this Agreement) shall not be limited by any other provision of this Agreement or the Deed of Tax Covenant.

8.4	Certain Warranties specific

The only Warranties given:

(a)	in respect of Intellectual Property and licences of Intellectual Property are those set out in Schedule 6, Part 2, Paragraph 12 (Intellectual Property) and the other Warranties shall be deemed not to be given in relation to Intellectual Property and licences of it;

(b)	in respect of employment matters (including pensions and other benefits) are those set out in Schedule 6, Part 2, Paragraph 18 (Employees and pensions) and the other Warranties shall be deemed not to be given in relation to such employment matters;

(c)	in respect of the Properties are those set out in Schedule 6, Part 2, Paragraph 19 (Real Property Information) and the other Warranties shall be deemed not to be given in relation to the Properties; and

(d)	in respect of Tax are those set out in Schedule 6, Part 2, Paragraph 5(b), Paragraph 18 and Paragraph 20 (Taxation matters) and the other Warranties shall be deemed not to be given in relation to Tax.

8.5	No right of rescission

Other than in the event of fraud or fraudulent misrepresentation, the sole remedy of the Purchaser for breach of the Warranties shall be damages and the Purchaser acknowledges that it shall have no right to rescind this Agreement after Completion for breach of the Warranties.

8.6	Meaning of “so far as the Warrantors are aware”

If any of the Warranties are expressed to be given “so far as the Warrantors are aware” or “to the best of the knowledge information and belief of the Warrantors”, or words to that effect the Warrantors shall be deemed only to have knowledge of the facts, matters and circumstances actually known by the Warrantors (having made due and careful enquiries of each of the other Sellers, Bradley Wells, David Wells, Peter Manford, Gary Wells, Andres Gaviria and Ben Surendranath) and the Warrantors shall not be deemed to have any other actual, imputed or constructive knowledge.

8.7	Purchaser’s Knowledge

The Purchaser confirms that it has no actual knowledge of a breach of any of the Warranties and for the purposes of this Clause 8.7, the Purchaser shall be deemed to have the actual knowledge of the persons whose names are set out in Schedule 12 and, where applicable, in relation only to the areas set out in that Schedule, and the Purchaser shall not be deemed to have any other actual, imputed or constructive knowledge.

8.8	Waiver of claims against Group

The Sellers waive and shall procure that all persons connected with the Sellers shall waive any claims, rights and/or remedies they may have against any member of the

Group or any of their respective present or former employees, directors, agents, officers or advisers (other than in respect of any unpaid salary or bonus arising out of an employment relationship with any member of the Group).

9.	UNDERTAKING RELATING TO POST-COMPLETION MATTERS

9.1	Alan Wells undertaking

In consideration of the payment of the Purchase Price, Alan Wells hereby undertakes to indemnify and keep indemnified the Purchaser and each member of the Purchaser’s Group in respect of any Losses relating to the failure of Bradley Wells, Gary Wells and/or David Wells to comply with the terms of Non-Compete Agreements (irrespective of whether such terms are enforceable against Bradley Wells, Gary Wells and/or David Wells, as appropriate).

9.2	SUSA Executives – excess parachute payments

In relation to any payments made in accordance with the Conditional Equity Letter or the SUSA Release Letter, as applicable, on Completion or in connection with Completion to the SUSA Executives who fall within the definition of “disqualified individuals” (as such term is defined in Section 280G(c) of the Code) where such payments constitute “excess parachute payments” (as such term is defined in Section 280G of the Code and the Treasury Regulations promulgated thereunder), notwithstanding any other provision of this Agreement or the Deed of Tax Covenant, the Sellers shall not be liable for any Losses to the extent they arise from, or are increased as a result of, the Purchaser’s failure, following Completion, to cause Sauflon Pharmaceuticals, Inc. (the “US Subsidiary”) to comply with the requirements of the Code in relation to such “excess parachute payments”, including, to the extent required under the Code, filing any form W-2 or form 1099, or remitting any taxes withheld or payable by the US Subsidiary to the US Internal Revenue Service in relation to such “excess parachute payments”.

10.	PURCHASER’S WARRANTIES

The Purchaser warrants to each of the Sellers that:

(a)	the Purchaser has full power to enter into and perform its obligations under the Transaction Documents and the Transaction Documents each constitute valid and binding obligations on the Purchaser in accordance with their respective terms;

(b)	the Purchaser is entering into this Agreement on its own behalf and not on behalf of any other person;

(c)	the Purchaser has power under its articles of association to allot and issue the Loan Notes without the sanction or consent of the shareholders of the Purchaser (or any class of them) or any other person;

(d)

the Purchaser shall fund the Purchase Price from its own cash resources or facilities which will be available to the Purchaser upon Completion and the Purchaser is not and shall not be required to obtain the sanction or consent of the shareholders of the Purchaser (or any class of them) or any other person (other than German Federal Cartel Office) in order to fund or complete the Transaction;

(e)	the execution and delivery of, and the performance by the Purchaser of its obligations under the Transaction Documents will not:

(i)	result in a breach of any provision of its articles of association; or

(ii)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Purchaser is a party or by which the Purchaser is bound; and

(f)	save as provided in this Agreement all consents, permissions, approvals and agreements of shareholders of the Purchaser or any other third parties which are necessary for the Purchaser to obtain in order to enter into and perform the Transaction Documents in accordance with their respective terms have been unconditionally obtained in writing and have been disclosed in writing to the Sellers.

11.	SELLERS’ UNDERTAKINGS

11.1	Significant Sellers’ undertakings to Purchaser

For the purpose of assuring to the Purchaser the full benefit of the Business and the goodwill of the Group, each of the Significant Sellers agrees with and undertakes to the Purchaser and each member of the Purchaser’s Group that for a period of five years commencing on the Completion Date, he shall not (other than in the proper performance of his duties as an employee or consultant of the Company or a member of the Purchaser’s Group, if relevant) whether directly or indirectly:

(a)	undertake, carry on or be engaged, concerned or interested in carrying on within the Restricted Territory any business similar to and competitive with the Business (including, without limitation, providing financial support to or otherwise assisting such a business in any way whatsoever);

(b)	in competition with the Group, canvass or solicit or seek to deal with, canvass or solicit the custom of any person, firm or company who at any time during the twelve months immediately prior to the Completion Date was a customer or client of the Group in the course of the Business;

(c)	offer employment to, enter into a contract for services with, or solicit, encourage or entice away from the employment of the Group, any officer, manager or other employee employed by the Group at the Completion Date (whether or not that person would commit a breach of his contract of employment or terms of engagement by reason of his leaving service) provided that nothing contained herein will prevent a Significant Seller from, after the first anniversary of Completion, employing or contracting with any officer, manager or other employee as aforesaid, who responds to a general advertisement offering employment opportunities not specifically targeted at any such person;

(d)	in competition with the Group, deal with, solicit or entice away or seek to deal with, solicit or entice away any suppliers of the Group who had supplied goods and/or services to the Group at any time during the twelve months immediately prior to the Completion Date;

(e)	disclose any information (of any kind) relating to the technical, commercial and financial affairs of the Group, including names and lists of customers or clients and other information and know-how of a confidential nature relating to the Group and the Business (save for any information which is now or comes to be in the public domain after Completion other than by reason of the failure on the part of each Significant Seller or any other person to meet his obligations pursuant to this Clause or otherwise or information which is required to be disclosed by law or a regulatory body); or

(f)	at any time after Completion, use in the course of any business:

(i)	any of the Restricted Words;

(ii)	any trade or service mark, business or domain name, design or logo which, at Completion, was or had been used by any member of the Group; or

(iii)	anything which is, reasonably, capable of confusion with such words, mark, name, design or logo.

11.2	Minority Sellers’ undertakings to the Purchaser

For the purpose of assuring to the Purchaser the full benefit of the Business and the goodwill of the Group, each of the Minority Sellers agrees with and undertakes to the Purchaser and each member of the Purchaser’s Group that for a period of two years commencing on the Completion Date, he shall not (other than in the proper performance of his duties as an employee or consultant of the Company or a member of the Purchaser’s Group, if relevant) whether directly or indirectly:

(a)	undertake, carry on or be engaged, concerned or interested in carrying on within the Restricted Territory any business similar to and competitive with the Business (including, without limitation, providing financial support to or otherwise assisting such a business in any way whatsoever);

(b)	in competition with the Group, deal with, canvass or solicit or seek to deal with, canvass or solicit the custom of any person, firm or company who at any time during the twelve months immediately prior to the Completion Date was a customer or client of the Group in the course of the Business;

(c)

offer employment to, enter into a contract for services with, or solicit, encourage or entice away from the employment of the Group, any officer, manager or other employee employed by the Group at the Completion Date (whether or not that person would commit a breach of his contract of employment or terms of engagement by reason of his leaving service) provided that nothing contained herein will prevent a Minority Seller from, after the first anniversary of Completion, employing or contracting with any officer, manager or other employee as aforesaid, who responds to a general advertisement offering employment opportunities not specifically targeted at any such person;

(d)	in competition with the Group, deal with, solicit or entice away or seek to deal with, solicit or entice away any suppliers of the Group who had supplied goods and/or services to the Group at any time during the twelve months immediately prior to the Completion Date;

(e)	disclose any information (of any kind) relating to the technical, commercial and financial affairs of the Group, including names and lists of customers or clients and other information and know-how of a confidential nature relating to the Group and the Business (save for any information which is now or comes to be in the public domain after Completion other than by reason of the failure on the part of each Minority Seller or any other person to meet his obligations pursuant to this Clause or otherwise or information which is required to be disclosed by law or a regulatory body); or

(f)	at any time after Completion, use in the course of any business:

(i)	any of the Restricted Words;;

(ii)	any trade or service mark, business or domain name, design or logo which, at Completion, was or had been used by any member of the Group; or

(iii)	anything which is reasonably capable of confusion with such words, mark, name, design or logo.

11.3	Reasonable restrictions

The Significant Sellers and the Minority Sellers each acknowledge that:

(a)	the restrictions contained in this Clause 11 are fair and reasonable restrictions having regard to the acquisition by the Purchaser of the Shares and the Purchase Price;

(b)	the Purchaser is acquiring the Business and the goodwill of the Group with a view to operating the Business on a global basis;

(c)	the Products and the Products’ manufacturing process comprise proprietary information and trade secrets which the Purchaser has a legitimate interest to protect; and

(d)	following Completion, the Purchaser intends to sell or distribute the Products anywhere in the world, but it is acknowledged and agreed by the Purchaser that this shall not be construed as being a warranty or a representation given by the Significant Sellers and/or the Minority Sellers that the Group has all necessary rights, licences or authorisations to sell or distribute the Products anywhere in the world

11.4	Severance

In the event that any restriction shall be found to be void but would be valid if some part of it were deleted or the area of operation or the period of application reduced, that restriction shall apply with such modifications as may be necessary to make it valid and effective. Without prejudice to the foregoing, if any undertaking in this Clause 11 is found by any court or other competent authority to be void or unenforceable the parties shall negotiate in good faith to replace such void or unenforceable undertaking with a valid provision which, as far as possible, has the same commercial effect as the provision which it replaces.

11.5	Garden leave

Any time spent on garden leave by the Significant Sellers or the Minority Sellers shall be counted towards the length of the restrictions set out in Clauses 11.1 and 11.2, respectively.

11.6	Remedies

Without prejudice to any other rights or remedies that the Purchaser or any member of the Purchaser’s Group may have, the Significant Sellers and the Minority Sellers acknowledge and agree that damages alone would not be an adequate remedy for any breach of the terms of this Clause 11. Accordingly, the Purchaser or any member of the Purchaser’s Group shall be entitled to seek the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this Clause 11.

11.7	Consideration

The consideration for the undertakings contained in this Clause 11 is included in the Purchase Price.

12.	GUARANTEES

12.1	Release of Group Guarantees

The Sellers undertake to the Purchaser and each member of the Group that they will each use their reasonable endeavours to procure the release on or within 30 Business Days after Completion from any obligations or liabilities any member of the Group may have in respect of any Group Guarantees and pending that release shall indemnify and keep the Purchaser and each member of the Group indemnified against any liability arising under such Group Guarantees.

13.	CONFIDENTIALITY AND ANNOUNCEMENTS

13.1	Confidentiality

Subject to Clause 13.2, each party shall treat as strictly confidential:

(a)	the existence and provisions of this Agreement and of any document or agreement entered into pursuant to this Agreement;

(b)	in the case of the Sellers, any information received or held by any of the Sellers or any person connected with any of the Sellers which relates to the Purchaser’s Group or, following Completion, any member of the Group;

(c)	in the case of the Purchaser, any information received or held by the Purchaser which relates wholly or mainly to the Sellers or any person connected with the Sellers but excluding any information which relates to the operation of the Group prior to Completion and which is disclosed in the ordinary course of the business of the Purchaser’s Group following Completion;

(d)	the negotiations relating to this Agreement; and

(e)	all information received or obtained as a result of entering into or performing this Agreement which relates to any of the other parties or the business, financial or other affairs of any of the other parties, excluding in the case of the Purchaser, following Completion, information received or obtained by the Purchaser which relates to the business, financial or other affairs of the Group.

13.2	Exceptions

A party may disclose information referred to in Clause 13.1 (including by way of press or public announcement or the issue of a circular) which would otherwise be confidential if and to the extent that the disclosure is:

(a)	approved by the other parties in writing in advance, such approval not to be unreasonably withheld or delayed;

(b)	required by the law of any relevant jurisdiction or by a court of competent jurisdiction;

(c)	required by any securities or investment exchange or regulatory or governmental body to which a party is subject wherever situated, including the US Securities and Exchange Commission, the New York Stock Exchange, the London Stock Exchange, the UK Listing Authority or the Takeover Panel;

(d)	to Bond or Prism;

(e)	made to the professional advisers, auditors or bankers of any of the Sellers, Bond or Prism, subject to the condition that the Seller, Bond or Prism (as appropriate) making the disclosure shall procure that those persons comply with Clause 13.1 as if they were parties to this Agreement;

(f)	made to the professional advisers, auditors or bankers of any member of the Purchaser’s Group or any member of the Group, subject to the condition that the Purchaser shall procure that those persons comply with Clause 13.1 as if they were parties to this Agreement;

(g)	made to the officers or employees of that party who need to know the information for the purposes of the transactions effected or contemplated by this Agreement subject to the condition that the party making the disclosure shall procure that those persons comply with Clause 13.1 as if they were parties to this Agreement;

(h)	made by any Seller in the proper exercise of his duties as an employee or consultant of any member of the Group or the Purchaser’s Group;

(i)	of information that has already come into the public domain through no fault of that party; and

(j)	of information of the kind referred to in Clause 13.1(c) which is already lawfully in the possession of that party as evidenced by its or its professional advisers’ written records and which was not acquired directly or indirectly from the other party to whom it relates, provided that any information disclosed pursuant to Clause 13.2 (b) or (c) shall be disclosed only, if reasonably practicable, after notice to the other parties (save where such notice is prohibited by law) and the disclosing party shall take reasonable steps to consult and co-operate with the other parties regarding the content, timing and manner of that disclosure and any action which any of them may reasonably elect to take to challenge legally the validity of that requirement.

13.3	No limit in time

The restrictions contained in this clause shall continue to apply after the rescission or termination of this Agreement and, following Completion, shall continue to apply without limit in time.

13.4	Notices to customers etc.

Nothing in this Agreement will prohibit the Purchaser from making or sending after Completion any announcement to a customer, client or supplier of the Company or a Subsidiary informing it that the Purchaser has purchased the Shares.

14.	COSTS

(a)	Except to the extent this Agreement provides otherwise, each party shall be responsible for all the costs, charges and expenses incurred by it in connection with and incidental to the negotiation, preparation and completion of this Agreement, the other documents referred to in this Agreement and the sale and purchase under this Agreement. The Purchaser shall promptly pay all stamp duty or stamp duty reserve tax (and any associated interest and penalties) payable in respect of the transfer of the Shares.

(b)	If:

(i)	the Joint Condition is not satisfied by the Long Stop Date (or such other date as the parties may agree);

(ii)	the Sellers have complied in all material respects with their obligations under Clauses 6.2(b), (c), (d) and (e),

the Purchaser shall, within 10 days of the Long Stop Date (or such other date as the parties may agree), pay to the Company a sum up to £1,000,000 in respect of its actual reasonable professional fees incurred in connection with the Transaction.

(c)	If:

(i)	the Joint Condition is not satisfied by the Long Stop Date (or such other date as the parties may agree) and the failure to satisfy the Joint Condition has occurred due to the Sellers failure to comply in all material respects with their obligations under Clauses 6.2(b), (c), (d),(e) and (f); or

(ii)	the Purchaser terminates this Agreement pursuant to Clause 6.7(d),

the Sellers shall procure that, within 10 days of: (x) in the case of (i), the Long Stop Date (or such other date as the parties may agree); or (y) in the case of (ii), the date of such termination, the Company shall pay to the Purchaser a sum up to £1,000,000 in respect of its actual reasonable professional fees incurred in connection with the Transaction.

15.	ENTIRE AGREEMENT

15.1	Entire agreement

The Transaction Documents together represent the whole and only agreement between the parties in relation to the sale and purchase of the Shares and supersede any previous agreement whether written or oral between all or any of the parties in relation to that subject matter. Accordingly, all other terms, conditions, representations, warranties and other statements which would otherwise be implied (by law or otherwise) shall not form part of this Agreement. This Clause shall not exclude any liability for or remedy in respect of fraud or fraudulent misrepresentation.

15.2	No liability unless statement made fraudulently

The Sellers are not liable:

(a)	in contract in respect of any representation, warranty or other statement (other than in respect of any representations, warranty or statement set out in any of the Transaction Documents, including the warranty set out at Clause 5.1 (No Leakage) or, in the case of the Warrantors, in respect of the Warranties) being false, inaccurate or incomplete; or

(b)	in equity, tort or under the Misrepresentation Act 1967 in respect of any representation, or other statement warranty (other than in respect of any representations, warranty or statement set out in any of the Transaction Documents, including the warranty set out at Clause 5.1 (No Leakage) or, in the case of the Sellers, in respect of the Warranties) being false, inaccurate or incomplete, unless in any case it was made fraudulently.

15.3	No reliance

The Purchaser acknowledges that in entering into the Transaction Documents it places no reliance on any representation, warranty or other statement of fact or opinion save as expressly set out in this Agreement (including, but not limited to, the Warranties).

15.4	Financial promotion

Without prejudice to Clause 15.3, the Purchaser acknowledges that, in entering into the Transaction Documents, it has not relied on any unlawful communication (as defined in s30(1) Financial Services and Markets Act 2000) made by or on behalf of any member of the Group, any of the Sellers or any of their respective professional advisers.

16.	CONTINUING EFFECT

Each provision of this Agreement shall continue in full force and effect after Completion, except to the extent that any provision has been fully performed on or before Completion or to the extent otherwise expressly provided.

17.	LIABILITY AND INVALIDITY

17.1	Liability

The obligations of the Sellers under the Transaction Documents (except as otherwise expressly provided) are several (and not joint and several).

17.2	Invalidity

If all or any part of any provision of this Agreement shall be or become illegal, invalid or unenforceable in any respect, then the remainder of that provision and/or all other provisions of this Agreement shall remain valid and enforceable.

18.	AMENDMENTS AND WAIVERS

18.1	Amendments

No amendment or variation of the terms of any of the Transaction Documents shall be effective unless it is made or confirmed in a written document signed by each party to the relevant document.

18.2	Waivers

No delay in exercising or non-exercise by a party of any right, power or remedy under this Agreement or any other document referred to in it shall impair, or otherwise operate as a waiver or release of, that right, power or remedy.

19.	FURTHER ASSURANCE

Each of the Sellers, the Guarantor and the Purchaser shall from time to time (including at any time following Completion) at its own cost, do, perform, sign, execute and deliver all such acts, deeds, documents and things (or procure the doing, performance, signing, execution or delivery of them) as any other party shall from time to time reasonably require, in a form and in terms reasonably satisfactory to that other party to give full effect to the Transaction Documents and to secure to that other party the full benefit of the rights, powers and remedies conferred upon it in the Transaction Documents.

20.	COUNTERPARTS

20.1	Any number of counterparts

This Agreement and the other Transaction Documents may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each of the parties has executed at least one counterpart.

20.2	Each counterpart an original

Each counterpart shall constitute an original of this Agreement or the other Transaction Documents (as the case may be), but all the counterparts shall together constitute one and the same instrument.

21.	ASSIGNMENT AND THIRD PARTY RIGHTS

21.1	Agreement binding on successors and permitted assignees

This Agreement and the Deed of Tax Covenant shall be binding on and enure for the benefit of the successors and permitted assignees of the parties.

21.2	Benefit of agreement not assignable

(a)	Subject to Clause 21.2(b), the benefit of this Agreement and the Deed of Tax Covenant may not be assigned, transferred, charged or dealt in (whether by way of security, trust or otherwise) either in whole or in part to any person.

(b)	Subject to Clause 21.2(c), the Purchaser may assign the benefit of this Agreement and/or of any other Transaction Document to which it is a party, in whole or in part, to, and it may be enforced by any member of the Purchaser’s Group subject to the condition that the Purchaser will procure that before any assignee subsequently ceases to be a member of the Purchaser’s Group that assignee shall assign back to the Purchaser or another member of the Purchaser’s Group so much of the benefit of this Agreement as has been assigned to it. Any person to whom an assignment is made under this Clause 21.2 may itself make an assignment as if it were the Purchaser under this Clause 21.2.

(c)	Any assignment made pursuant to Clause 21.2(b) shall be on the basis that:

(i)	the Sellers may discharge their obligations under this Agreement to the assignor until it receives notice of the assignment;

(ii)	the liability of the Sellers to any assignee shall not be greater than their liability to the Purchaser named in this Agreement; and

(iii)	the Purchaser will remain liable for any obligations under this Agreement.

21.3	No Rights of Third Parties

(a)	The specified third party beneficiaries of the undertakings referred to in Clauses 3.8 (SUSA Executives indemnity), 8.8 (Waiver of claims against Group), 9 (Undertaking relating to post-Completion matters),11 (Sellers’ undertakings) and 13 (Confidentiality and announcements) shall, in each case, have the right to enforce the relevant terms by reason of the Contracts (Rights of Third Parties) Act 1999.

(b)	Except as provided in Clause 21.3(a), the parties do not intend any provision of this Agreement to be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999.

22.	PAYMENTS, SET OFF AND DEFAULT INTEREST

(a)	Any payment to be made pursuant to this Agreement by the Purchaser to the Sellers shall be made to the bank account of the Sellers’ Lawyer and any payment to be made pursuant to this Agreement by the Sellers to the Purchaser shall be made to the Purchaser’s Account, in each case by way of electronic transfer in immediately available funds on or before the due date for payment. Receipt of such sum in such account on or before the due date for payment shall be a good discharge by the payor of its obligation to make such payment.

(b)	Subject to Clause 22(c) below and other than for payments of interest or the payments required by Clause 3.2, all payments made by any party to this Agreement under this Agreement, or any of the other Transaction Documents, shall be made free from any set-off, counterclaim or other deduction or withholding of any nature whatsoever, except for deductions or withholdings required to be made by law. If any deductions or withholdings are required by law to be made from any such payments, the amount of the payment shall be increased by such amount as will, after the deduction or withholding has been made, leave the recipient of the payment with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding. This Clause 22(b) shall not apply in respect of a deduction or withholding required in respect of the Purchase Price in respect of which the Purchaser has made a claim pursuant to the Deed of Tax Covenant.

(c)	Where any of the Sellers or the Purchaser default in the payment when due of any damages or other sum payable by virtue of this Agreement or any other Transaction Documents the liability of any of the Sellers or the Purchaser (as the case may be) shall be increased to include an amount equal to interest on such sum from the date when payment is due to the date of actual payment (both before and after judgment) at that annual rate which is 2% per annum above the base lending rate of HSBC Bank plc from time to time in effect during such period. Such interest shall accrue from day to day and be compounded quarterly and shall be payable without prejudice to any other remedy available to any of the Sellers or the Purchaser (as the case may be) in respect of such default.

23.	NOTICES

23.1	Form of notices

Subject to Clause 23.2, all communications relating to this Agreement shall be in writing, in the English language and delivered by hand or sent by post to:

(a)	in the case of the Purchaser or the Guarantor, at the relevant address shown at the start of this Agreement; or

(b)	in the case of each of the Sellers, to the relevant address shown in Schedule 1, Part 3 (The Sellers).

23.2	Change of address

Any party may from time to time notify the other parties of an address other than that specified by Clause 23.1 and such address shall, thereafter, be used in place of the address specified by Clause 23.1.

23.3	When notices take effect

Each of the communications referred to in Clauses 23.1 and 23.2 shall take effect:

(a)	if delivered, upon delivery; and

(b)	if posted, at the earlier of delivery and, if sent by first class registered post, 10.00 a.m. on the second Business Day after posting.

24.	GOVERNING LAW AND JURISDICTION

24.1	Governing law

This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by and construed in accordance with English law.

24.2	Jurisdiction

Each party irrevocably submits to the exclusive jurisdiction of the English courts to settle any dispute which may arise under or in connection with this Agreement or the legal relationships established by this Agreement.

24.3	Agent for service of process

(a)	The Guarantor hereby appoints the Purchaser as agent to receive on its behalf service of process in any proceedings in England involving any of the Transaction Documents. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Purchaser). If for any reason such agent ceases to be able to act as agent or no longer has an address in England, the Purchaser shall forthwith appoint a substitute acceptable to the Sellers and deliver to the Sellers the new agent’s name and address.

(b)	Each Seller hereby appoints the Sellers’ Representative as agent to receive on its behalf service of process in any proceedings in England involving any of the Transaction Documents. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the any of the Sellers). If for any reason such agent ceases to be able to act as agent or no longer has an address in England, each Seller shall forthwith appoint a substitute acceptable to the Purchaser and deliver to the Purchaser the new agent’s name and address.

24.4	Process

Each party irrevocably consents to any process in any legal action or proceedings arising out of or in connection with this Agreement (including its formation) being served on it in accordance with the provisions of this Agreement relating to service of notices. Nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by law.

25.	OPTIPAK LIMITED

It is acknowledged and agreed that the entire issued share capital of Optipak Limited shall be sold by the Company to a person connected with one of the Sellers immediately prior to Completion on the terms of the Optipak Sale and Purchase Agreement and that, immediately prior to Completion, the Company shall enter into the Optipak Sale and Purchase Agreement, the Optipak Supply Agreement and the Optipak Services Agreement (together, the “Optipak Transaction”).

26.	TWICKENHAM SITE

(a)	For a period of 7 years from the date of this Agreement, the Purchaser, for and on behalf of the Twickenham Owner, grants Alan Wells the right to acquire the Twickenham Site in accordance with the terms of this Clause 26, and for the purposes of this Clause 26 the Purchaser is acting as the duly authorised agent of the Twickenham Owner.

(b)	In the event that, following Completion but prior to the date which is 7 years from the date of this Agreement, the Twickenham Owner wishes to Dispose of the Twickenham Site, the Purchaser shall first notify such fact to Alan Wells and offer to sell the Twickenham Site to Alan Wells (such notice being a “Sale Notice”).

(c)	The offer contained in a Sale Notice will be irrevocable and not capable of any amendment by the Twickenham Owner.

(d)	Within 10 Business Days of the date of service of a Sale Notice, Alan Wells shall have the right to serve a notice (an “Acceptance Notice”) on the Purchaser (on behalf of the Twickenham Owner) that he wishes to acquire the Twickenham Site on the terms set out in Schedule 11 (Agreed Terms of the sale of the Twickenham Site pursuant to Clause 26).

(e)	The Twickenham Owner must not (and the Purchaser shall procure that the Twickenham Owner shall not) make a Disposal following Completion but prior to the date which is 7 years from the date of this Agreement, unless either Alan Wells has declined the offer contained in the Sale Notice or Alan Wells has not served an Acceptance Notice within the 10 Business Day Period referred to in Clause 26(d).

(f)	Completion of the sale and purchase of the Twickenham Site shall take place on the date which is 20 Business Days after the date of service of the Acceptance Notice or, if later, the date which is 20 Business Days after the date of the determination of the Fair Market Value (the “Transfer Date”).

(g)	The provisions of this Clause 26 are personal to Alan Wells who may not assign or otherwise deal with his interest in this Clause 26 other than to Bradley Wells, David Wells or Gary Wells (who must agree to be bound by the terms of this Clause 26 as if they were Alan Wells for such assignment or other transfer of interest to be valid) and all references in this Clause 26 to Alan Wells shall include such person to whom the interest is assigned.

(h)	The Purchaser (as agent for the Twickenham Owner) consents to the following entries being made against the Twickenham Owner’s title to the Twickenham Site at the Land Registry by and at the expense of Alan Wells in order to protect the right of pre-emption granted by this Clause 26:

(i)	an agreed notice; and

(ii)	a restriction in the following terms:

(g)	“No disposition of the registered estate by the proprietor of the registered estate, or by the proprietor of any registered charge not being a charge registered before the entry of this restriction, is to be registered without a certificate signed by Alan Wells of 16 Chateau Valeuse, Le Rue de la Valuese, St Brelades Bay, JE3 8EE (or its conveyancer) that the provisions of clause 26 an agreement dated 1 July 2014 and made between, amongst others, the Sellers (as defined therein), Coopervision (UK) Holdings Limited and The Cooper Companies, Inc. have been complied with”

(i)	On the earlier of:

(i)	the date which is 7 years from the date of this Agreement;

(ii)	Alan Wells declining the offer contained in the Sale Notice; or

(iii)	the expiry of the 10 Business Day period referred to in Clause 26(d) without service of an Acceptance Notice,

Alan Wells shall, within 10 Business Days of the relevant date apply to cancel the notice and withdraw the restriction added pursuant to Clause 26(h) and any other registration made relating to this Agreement and promptly provide the Twickenham Owner with evidence of such cancellation.

(j)

In the event that the Twickenham Owner makes a Disposal of the Twickenham Site to a member of the Purchaser’s Group, the Twickenham Owner shall procure (and the Twickenham Owner shall procure) that the relevant member of the Purchaser’s Group delivers a deed of covenant to Alan Wells, in a form approved by Alan Wells (acting reasonably) to observe and perform the covenants and obligations on the part of the Twickenham Owner in this Clause 26, such deed of covenant to be delivered within 20 Business Days of the date of the Disposal.

(k)	Alan Wells and the Twickenham Owner shall (and the Purchaser shall procure that the Twickenham Owner shall) act in good faith towards each other in connection with this Clause 26, and shall not act in a manner calculated to avoid or circumvent the proper implementation of this Clause 26 (including, without limitation, structuring a Disposal so as to avoid the implementation of this Clause 26).

EXECUTION

The parties have shown their acceptance of the terms of this Agreement by executing it after the Schedules.

SCHEDULE 3

CONDITIONS

Part 1

Joint Condition

1.	A decision of the German Federal Cartel Office (Bundeskartellamt - BKartA) approving the Transaction having been obtained or any relevant waiting period imposed by the German Federal Cartel Office or by German merger control regulations having expired.

Part 2

Sellers’ Condition

1.	No Material Adverse Change shall have occurred.

SCHEDULE 4

CONDUCT BETWEEN EXCHANGE AND COMPLETION

Part 1

Acts requiring Purchaser’s consent

The Sellers (in their capacities as shareholders, directors and/or employees of the Group, as applicable) shall procure that between the date of this Agreement and Completion, save as expressly required by this Agreement or with the prior written consent of the Purchaser:

(a)	the Company and the Subsidiaries shall carry on business in the normal and ordinary course;

(b)	they shall not create any Encumbrance over, or sell or dispose of, the Shares set out against their name in Schedule 1, Part 3 (The Sellers) or any interest in any share or loan capital or other security of any member of the Group;

(c)	without prejudice to the generality of paragraph (a) above, neither the Company nor any Subsidiary shall:

(i)	resolve to change its name or to alter its articles of association;

(ii)	other than in respect of any shares issued on exercise by the employee identified to the Purchaser of the option in respect of 1,500 Ordinary Shares under the Company’s enterprise management incentive scheme (and which will form part of the Shares as at Completion), allot or issue any shares or any securities or grant rights (including options) which confer on the holder any right to subscribe for or acquire any shares;

(iii)	declare, pay or make any dividend or other distribution (other than the dividends referred to in the definition of Permitted Leakage);

(iv)	increase or reduce, or make any other alteration to (including by redemption, repurchase, subdivision, consolidation or redesignation), its share capital;

(v)	enter into any transaction with any Seller or any person connected with any Seller;

(vi)	enter into any transaction, arrangement or agreement which includes a most-favoured nations provision, provides for exclusive distribution rights or involves orders for products in the United States of America at volumes greater than forecasted by the Company or the relevant Subsidiary on the date of this Agreement;

(vii)	make any payment exceeding £250,000 other than routine payments in the ordinary course of business or provided for in the 2014 Budget or in respect of the Microsoft NAV system roll-out as Disclosed in paragraph 5(l) of the Disclosure Letter;

(viii)	resolve to be or convene any general meeting at which a resolution is to be proposed that the Company or any Subsidiary shall be voluntarily wound-up;

(ix)	incorporate or liquidate any subsidiary undertaking or effect any hive-up or hive-down of assets or any reorganisation;

(x)	otherwise than as provided for in the 2014 Budget or in respect of the Microsoft NAV system roll-out as Disclosed in paragraph 5(l) of the Disclosure Letter, create any Encumbrance over its business, undertaking or any of its assets which exceeds or could exceed £450,000;

(xi)	enter into, or increase or extend any liability under, any guarantee or indemnity which exceeds or could exceed £750,000 in the aggregate;

(xii)	otherwise than as provided for in the 2014 Budget or in respect of the Microsoft NAV system roll-out as Disclosed in paragraph 5(l) of the Disclosure Letter:

(A)	incur in a single transaction or any series of connected transactions any liability (whether as principal or surety) for a principal amount which exceeds or could exceed £250,000;

(B)	incur any capital expenditure or commitment (whether by way of purchase, lease, hire purchase or otherwise) which either individually or when taken together with any other capital expenditure or commitment exceeds or could exceed £250,000; or

(C)	enter into any loan to or from any person or advance or grant any credit to any person for an amount which exceeds or could exceed £250,000;

(xiii)	make any material change in the nature or extent of its business including by (otherwise than in the normal course of trading) selling, leasing, transferring, licensing or otherwise disposing of or purchasing, leasing, licensing or otherwise acquiring companies, assets, businesses or undertakings (or any interest therein) whether by a single transaction or a series of transactions (related or not);

(xiv)	otherwise than in the normal and ordinary course of business or provided for in the 2014 Budget, acquire or dispose of any asset or provide or receive any service otherwise than at market value and on an arm’s length basis;

(xv)	enter into any material agreement which could reasonably be expected to materially affect the value of the Company to the Purchaser;

(xvi)	enter into any transaction with or for the benefit of any of its directors or of any person who is connected with any of its directors, including Optipak Limited except:

(A)	in the normal and ordinary course of its business; and

(B)	on terms which are in no respect less favourable to the Company than normal arm’s length terms;

(xvii)	award any discretionary bonuses or other discretionary benefits pursuant to the terms of any agreement, arrangement or understanding with any director, officer or employee or any of their respective dependents or provide any non-contract benefit to any director, officer or employee or any of their respective dependants or agree to any benefits or payments of any kind which are triggered by a Change of Control of any member of the Group, Completion or the Transaction;

(xviii)	appoint new auditors;

(xix)	fail to keep proper accounting records or to make true and complete entries in such records of all its dealings and transactions;

(xx)	make any material change to the accounting procedures, principles or standards by reference to which its accounts are drawn up;

(xxi)	enter into any lease, lease hire or hire purchase agreement or agreement for payment on deferred terms other than as provided for in the 2014 Budget or in respect of the Microsoft NAV system roll-out as Disclosed in paragraph 5(l) of the Disclosure Letter;

(xxii)	otherwise than in the normal and ordinary course of business and on terms and conditions substantially similar to equivalent agreements entered into prior to the date of this Agreement, enter into, makes a bid, tender, proposal or offer likely to lead to, modifies or terminates any Material Contract;

(xxiii)	enter into any borrowing, factoring or other financing or any lending commitments, being in each case commitments which are outside the normal and ordinary course of its business;

(xxiv)	initiate, discontinue or settle any litigation or arbitration proceedings relating to its business, except debt collection in the normal and ordinary course of business or enter into any discussions regarding investigations (actual or threatened) or settle any matter the subject of any investigation by any Authority in any jurisdiction;

(xxv)	employ or agree to make any offer to employ any new persons on a full-time or part-time basis which either: (i) if entered into, would result in such person being a Senior Employee; or (ii) be outside the ordinary course of business;

(xxvi)	take any steps, directly or indirectly, to re-deploy or terminate the contract of employment of any employee, or induce or attempt to induce any employee to terminate his employment, other than for gross misconduct;

(xxvii)	make any material changes (other than those required by law) to the terms and conditions of employment (including the provision of any contractual or non-contractual benefits) of directors, officers or employees (including granting any new options or other entitlements under existing schemes or benefits);

(xxviii)	commit any act (including an act of omission) or thing the commission of which is in contravention of any applicable law, order or regulation and which would be a Material Adverse Change;

(xxix)	do anything, or omit to do anything, prior to Completion, which will or might:

(A)	alter the terms or coverage of any of the Insurance Policies;

(B)	make any of the Insurance Policies void or voidable;

(C)	entitle any of the insurers under any of the Insurance Policies to refuse indemnity in relation to particular claims in whole or in part,

provided that this sub-Paragraph (xxix) shall not prevent the notification to insurers of claims, and/or circumstances which might give rise to claims, under any of the Insurance Policies in accordance with the terms of the relevant Insurance Policies and the Sellers will inform the Purchaser of any notification to insurers at the same time as it is made;

(xxx)	other than in relation to licences granted in the ordinary course of business to customers of the Group to use the Products sold to them by a member of the Group, grant, modify, agree to terminate or permit the lapse of, or enter into any licence, agreement or arrangement concerning, any rights relating to Intellectual Property of the Company or any Subsidiary;

(xxxi)	make any announcement to staff or customers of the Company or any Subsidiary in respect of the Transaction (and the Purchaser shall not unreasonably withhold or delay its approval in respect of any announcements which the Company or any Subsidiary proposes to make);

(xxxii)	establish any pension, superannuation, life assurance, death benefit, sickness or accident benefit scheme or make any material change to the terms of (or wind-up) any existing scheme of this kind for the benefit of present or former directors, officers or employees or any of their dependants;

(xxxiii)	enter into any agreement or arrangement or permit any action whereby another company becomes its subsidiary undertaking;

(xxxiv)	enter into any joint venture, partnership or agreement or arrangement for the sharing of profits or assets;

(xxxv)	acquire (whether by one transaction of by a series of transactions) the whole, or a substantial or material part of the business, undertaking or assets of any other person;

(xxxvi)	dispose of (whether by one transaction or by a series of transactions) the whole or any substantial or material part of its business, undertaking or any other of its assets;

(xxxvii)	cause or knowingly allow to occur an event of default under any agreement relating to borrowing or indebtedness in the nature of borrowing or which would lead to any security constituted or created in connection with any borrowings or indebtedness in the nature of borrowing, guarantee, indemnity or other obligation of the Company becoming enforceable;

(xxxviii)	knowingly take any action or make any omission which is inconsistent with the provisions of this Agreement or the implementation of the Transaction;

(xxxix)	make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of materially increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Completion Date or materially decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Completion Date; or

(xl)	agree to do any of the things referred to in this Schedule 4, Part 1.

(d)	they shall not offer employment to, enter into a contract for services with, or solicit, encourage or entice away from the employment of the Group, any officer, manager or other employee employed by the Group at the date of this Agreement (whether or not that person would commit a breach of his contract of employment or terms of engagement by reason of his leaving service);

(e)	other than on behalf of the Group in the ordinary course of business, they shall not deal with, solicit or entice away or seek to deal with, solicit or entice away any suppliers of the Group who supplied goods and/or services to the Group at any time during the twelve months immediately prior to the date of this Agreement; or

(f)	other than in the ordinary course activities for the benefit of the Group, they shall not disclose any information (of any kind) relating to the technical, commercial and financial affairs of the Group, including names and lists of customers or clients and other information and know-how of a confidential nature relating to the Group and the Business (save for information which is required to be disclosed by law or a regulatory body).

Part 2

Preservation of the business

The Sellers (in their capacities as shareholders, directors and/or employees of the Group, as applicable) undertake and agree with the Purchaser that between the date of this Agreement and Completion they shall, and shall procure that each of the Company and the Subsidiaries shall:

(a)	continue to carry on the business of the Company and the Subsidiaries in the normal and ordinary course without any interruption and so as to maintain the same as a going concern and shall conduct or cause the business to be conducted in a diligent and prudent manner;

(b)	use all reasonable endeavours to retain and preserve the goodwill of and existing relationships with all clients, customers and suppliers of the Company and the Subsidiaries;

(c)	provide the Purchaser, and its directors, officers, employees and advisers, such reasonable access to the Group’s information, facilities and employees as the Purchaser may, in its reasonable discretion, determine as being necessary or advisable in connection with the Transaction, the financing of the Transaction, the integration of the Group into the Purchaser’s Group or otherwise For the avoidance of doubt, nothing contained herein shall oblige the Company and/or the Subsidiaries to provide information in relation to the manufacturing processes of the Products, formulas or ingredients used in the manufacture of the Products or the suppliers of such ingredients;

(d)	if requested by the Purchaser, participate in the preparation and communication of any communications or notifications to be made to the employees of the Group or the Purchaser’s Group in relation to the Transaction;

(e)	use all reasonable endeavours to procure that all policies of insurance in which any member of the Group has an interest set forth in paragraph 16 of the Disclosure Letter continue in full force and effect and are complied with, that the level of insurance cover is maintained, that nothing is knowingly done by the Sellers or any member of the group which would make any such policy void or voidable;

(f)	not do and shall use their reasonable endeavours not to permit to be done any act or thing (including by way of omitting to do any act or thing) which is intended to or may materially impair or amount to a Material Adverse Change;

(g)	use their reasonable endeavours to maintain the trade and trade connections of the Company and the Subsidiaries;

(h)	use their reasonable endeavours to work with the Purchaser to enable the policies of insurance in which any member of the Group has an interest are, at the request of the Purchaser, maintained following Completion; and

(i)	cause to be submitted to a stockholder vote in accordance with the requirements of Section 280G(b)(5)(B) of the U.S. Internal Revenue Code of 1986, as amended, including the Treasury Regulations promulgated thereunder (the “Code”), any payments or benefits to a “disqualified individual” (as such term is defined in Treasury Regulation Section 280G(c)) that would reasonably be expected to constitute an “excess parachute payment” within the meaning of Section 280G of the Code as a result of Completion, whether alone or in conjunction with any other condition or event, provided that: (i) before such stockholder vote, the Company will cause to be provided to stockholders entitled to vote disclosure of all material facts concerning any such payments in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code; and (ii) within a reasonable period of time prior to the vote, Purchaser shall have the right to review and comment on all documents to be delivered to stockholders in connection with such vote and any required disqualified individual waivers or consents, and all reasonable comments of the Purchaser shall be reflected therein.

SCHEDULE 5

COMPLETION ARRANGEMENTS

1.	SELLERS’ OBLIGATIONS TO DELIVER

The Sellers shall deliver to the Purchaser:

(a)	duly executed share transfers in respect of the Shares in favour of the Purchaser (or its nominees), related share certificates for the Shares (or an indemnity in the Agreed Terms in the case of any lost certificate), such waivers or consents as are required to enable the Purchaser (or its nominees) to be registered as the holder of the Shares, and any power of attorney or other authority under which those transfers have been executed;

(b)	written resignations and releases executed as a deed, in the Agreed Terms, from the Directors and secretary (if any) of the Company and the directors and secretary (if any) of each of the Subsidiaries (save from those persons expressly exempted from this requirement by the Purchaser on or before Completion), resigning their offices and releasing the Company and the Subsidiaries from all claims and rights of action whatsoever;

(c)	the settlement agreement between the Company and John Maynard in the Agreed Terms;

(d)	the settlement agreement between the Company and Bridget Maynard in the Agreed Terms;

(e)	the consultancy agreement between the Company and John Maynard in the Agreed Terms;

(f)	the deed of amendment to a consultancy agreement between the Company and Alan Wells in the Agreed Terms;

(g)	the letter of amendment to the employment contract between the Company or Sauflon CL Limited (as applicable) and each of Alan Duncan, Francis Erard, Howard Griffiths, Bradley Wells, David Wells, Sue Cockayne, Robert Broad, Steve McEvoy, Gary Miller and Myles Hustler in the Agreed Terms;

(h)	the letter of amendment to the employment contracts between each of Nicolaas Engelhardt, Philip Mah, Peter Bickert, Jean-Luc Salomon, Arnaldo Sala, Adam Kronstat and their employer in the Agreed Terms;

(i)	the share certificates, or equivalent documents in the relevant jurisdiction, in respect of all issued shares in the capital of each of the Subsidiaries;

(j)	the common seal, certificate of incorporation (and any certificate of incorporation on change of name) and all statutory books of the Company and the Subsidiaries written up to the day prior to the Completion Date;

(k)	a copy of the new articles of association referred to in paragraph 1.1(h) of this Schedule 5 for filing at Companies House;

(l)	a copy of all duly signed meeting minutes and resolutions passed in respect of the matters described in paragraph 2 of this Schedule 5 duly certified as correct by the company secretary of the relevant member of the Group Company;

(m)	the documents of title to the Properties as listed in Schedule 8 (Real Property Information), other than those documents of title relating to the properties owned by Optipak Limited;

(n)	evidence that the Encumbrances given by the Company and the Subsidiaries pursuant to the £55,000,000 facilities agreement made between, among others, the Company and other Subsidiaries as borrowers, Barclays Bank plc and The Royal Bank of Scotland plc as arrangers, Barclays Bank plc and National Westminster Bank plc as original lenders and The Royal Bank of Scotland plc as agent and security agent, dated 6 June 2013 (as amended and restated from time to time) have been released;

(o)	copies of all existing bank mandates and statements of the balances of any bank accounts in the name of the Company or any Subsidiary, as at the close of business on a date no earlier than two Business Days before the Completion Date and all cheque books in current use and written confirmation that no cheques have been written since those statements were prepared, together with details of their cash book balances and copies of reconciliation statements reconciling the cash book balances and the cheque books with the bank statements delivered;

(p)	the Deed of Tax Covenant duly executed as at Completion by each Warrantor;

(q)	letters of resignation as auditors of the Company and the Subsidiaries in the Agreed Terms signed by the Auditors and complying with s516 Companies Act together with a statement, pursuant to s519 Companies Act, acknowledging that there are no circumstances connected with their ceasing to hold office which should be brought to the attention of the members or creditors of the Company or the Subsidiaries together with confirmation that the Auditors have no claims against the Company or the Subsidiaries for unpaid fees or expenses;

(r)	irrevocable powers of attorney (in the Agreed Terms) executed by each Seller in favour of the Purchaser, or its nominees, enabling the Purchaser, or its nominees, pending registration of the transfers of the Shares, to exercise all voting and other rights attaching to the Shares and to appoint proxies for that purpose;

(s)	the Warrantors’ Escrow Agreement in the Agreed Terms, to be entered into on the Completion Date, from the Purchaser and the Warrantors to the Escrow Agent;

(t)	the Non-Compete Agreements in the Agreed Terms to be entered into on the Completion Date between the Purchaser and each of Bradley Wells, Gary Wells and David Wells;

(u)	an executed and delivered deed of termination of the EBT;

(v)	a notification which has been sent to Her Majesty’s Revenue and Customs notifying it of the wind-up of the EBT and providing a copy of the deed of termination of the EBT;

(w)	the E&Y Letter dated on the Completion Date duly executed;

(x)	evidence reasonably satisfactory to the Purchaser that the Sauflon Pharmaceuticals, Inc. 401(k) plan has been terminated in accordance with applicable law effective as of the day prior to the Completion Date;

(y)	evidence reasonably satisfactory to the Purchaser that the vote of the stockholders required by Paragraph (h) of Part 2 of Schedule 4 was solicited in accordance with Section 280G(b)(5)(B) of the Code and of the results of such vote; and

(z)	the Indemnity Letter duly executed as at Completion by Alan Wells, John Maynard and Bridget Maynard.

2.	SHAREHOLDER AND BOARD MEETINGS OF THE COMPANY AND THE SUBSIDIARIES

The Sellers shall procure that special resolutions are passed to: (A) change the names of the Company and the Subsidiaries as set out in paragraph 2(j) of this Schedule 5, and (B) to adopt the new articles of association referred to in paragraph 2(h) of this Schedule 5. The Sellers shall cause to be duly held a meeting of the Company of the Board of the Company and each of the Subsidiaries validly to effect or execute or validly to resolve to effect or execute:

(a)	the matters referred to in the board minutes of the Company and each of the Subsidiaries in the form reasonably satisfactory to each of the Purchaser and the Sellers’ Representative;

(b)	the approval of the transfers of the Shares to the Purchaser and/or its nominees, the issue to the Purchaser and/or its nominees of share certificates in respect of those Shares and the registration of the Purchaser and/or its nominees as holders of those Shares (subject only to those transfers being re-presented duly stamped);

(c)	the appointment as directors and secretary (if any) of the Company and each of the Subsidiaries of such persons as the Purchaser may nominate (such appointments to take effect at the close of the meeting), subject to those persons consenting to such appointment and not being disqualified in law or under the articles of association of the Company or the relevant Subsidiaries from holding those offices;

(d)	the revocation of any existing bank mandates as the Purchaser may direct (such revocation to take effect at the close of the meeting) and the issue of new mandates in relation to the Company and each of the Subsidiaries to such bank or banks and in such form as the Purchaser may direct;

(e)	the acceptance of the resignation of the Auditors and the appointment as auditors of the Company and each of the Subsidiaries of such person or firm as the Purchaser may nominate, subject to the provisions of Companies Act (such resignation and appointment to take effect at the close of the meeting where permitted by the laws of the jurisdiction in which the relevant member of the Group is incorporated);

(f)	the acceptance of the resignation of the existing Directors and secretary of the Company (if any) and the existing directors and secretary (if any of each of the Subsidiaries), each such acceptance to take effect at the close of the meeting where permitted by the laws of the jurisdiction in which the relevant member of the Group is incorporated;

(g)	the acceptance of the resignation of the existing Directors and secretary of the Company (if any) and the existing directors and secretary (if any of each of the Subsidiaries (each such acceptance to take effect at the close of the meeting);

(h)	the amendment of the existing articles of association of the Company and each of the Subsidiaries by the substitution therefor for articles in the form of words supplied by the Purchaser;

(i)	the change in the names of the Company and each of the Subsidiaries to such names as may be nominated by the Purchaser;

(j)	the change in the registered office of the Company and each of the Subsidiaries to such address as may be nominated by the Purchaser;

(k)	the change in the accounting reference date of the Company and each of the Subsidiaries to a date nominated by the Purchaser; and

(l)	the issue of new share certificates for the Shares in favour of the Purchaser (or its nominees).

3.	PURCHASER’S OBLIGATIONS AT COMPLETION

Subject to the conclusion of the matters referred to in Paragraphs 1 and 2 the Purchaser shall:

(a)	procure that the aggregate sum of £408,440,883 shall immediately be paid by way of electronic transfer for same day value to the client bank account of the Sellers’ Lawyers notified to the Purchaser at the date of this Agreement;

(b)	procure that the aggregate sum of £1,869,840 shall immediately be paid to, or at the direction of the W&I Insurer in respect of the premium (and applicable taxes) payable for the W&I Policy;

(c)	procure that the Warrantors’ Escrow is paid into the Warrantors’ Escrow Joint Account by way of electronic transfer for same day value;

(d)	if the SUSA Release Letter duly executed is delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the Completion Date:

(i)	procure that the Management SUSA Payment minus the Management SUSA Taxes Sum is paid to such account as the SUSA Executives direct; and

(ii)	procure that the Management SUSA Excess Amount (if any) is paid to the bank account of the Sellers’ Lawyers notified to the Purchaser at the date of this Agreement; or

(e)	if the SUSA Release Letter duly executed is not delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the Completion Date, procure that the Management SUSA Payment minus the Management SUSA Taxes Sum is paid to the client bank account of the Sellers’ Lawyers notified to the Purchaser at the date of this Agreement;

(f)	deliver to the Sellers’ Lawyers a counterpart of the Deed of Tax Covenant duly executed by the Purchaser;

(g)	deliver to the Sellers’ Lawyers a copy of the duly signed minutes of the meeting of the board of directors of the Purchaser authorising the execution of this Agreement and the other Transaction Documents;

(h)	deliver to the Sellers’ Lawyers the Loan Notes duly executed by the Purchaser (in the event Bridget Maynard and/or Francis Erard have elected to receive the same pursuant to Clause 3.2 (Payment of the Purchase Price));

(i)	deliver to the Sellers’ Lawyers an executed copy of the Warrantors’ Escrow Agreement in the Agreed Terms;

(j)	deliver to the Sellers’ Lawyers a copy of each of the Non-Compete Agreements in the Agreed Terms duly executed by the Purchaser; and

(k)	the Indemnity Letter duly executed as at Completion by the Purchaser and the Guarantor.

SCHEDULE 6

WARRANTIES

PART 1: TITLE WARRANTIES

1.	SHARES FULLY PAID UP

All of the Shares (and the shares owned by Bond and Prism) are fully paid up and there is no liability to pay any additional contributions on the Shares. Schedule 1, Part 3 (The Sellers) contains true and complete particulars of all of the issued shares in the capital of the Company which are legally and/or beneficially owned by the Sellers.

2.	NO ENCUMBRANCES

There are no Encumbrances over or affecting the Shares held by the relevant Seller and there is no agreement to give or create any such Encumbrance.

3.	NO DISPUTES

(a)	The Company has not been notified of any dispute concerning the title to any of the Shares;

(b)	The Sellers have not been notified of any dispute concerning the title to any of the Shares.

4.	POWER AND CAPACITY

(a)	Each Seller has all requisite power and authority to enter into and perform this Agreement in accordance with its terms and the Warrantors have all requisite power and authority to enter into and perform the Deed of Tax Covenant in accordance with its terms and to perform the documents in the Agreed Terms.

(b)	This Agreement and the other Transaction Documents constitute (or shall constitute when executed) valid, legal and binding obligations on the Sellers in the terms of the Agreement and such other Transaction Documents.

(c)	No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained or made, by the Sellers to authorise the execution or performance of this Agreement by such persons.

PART 2: WARRANTIES

1.	COMPANY RETURNS AND RECORDS

1.1	Particulars of the Company

All returns, particulars, resolutions and other documents which the Company and each Subsidiary is required by law to file with or deliver to any Authority in any jurisdiction (including the Registrar of Companies in England and Wales) are true and complete.

1.2	Articles of association

The copies of the articles of association or other constitutional and corporate documents of the Company and each Subsidiary contained in the Disclosure Letter are true, accurate and complete in all material respects, contain all alterations or amendments made to them prior to the date of this Agreement.

1.3	Compliance with companies legislation

So far as the Warrantors are aware, the Company has complied in all material respects with all relevant companies legislation in England and Wales as are or have been in force and so far as is material all returns, particulars, resolutions and other documents required by law to be filed or delivered by the Company and each Subsidiary to any governmental or other Authority have been correctly made up and filed or delivered.

1.4	Statutory books

The register of shareholders and other statutory books and records of the Company and each Subsidiary have been properly kept and are in the possession or under the control of the Company and no notice or allegation that any of them is incorrect or should be rectified has been received.

1.5	Company validly existing

The Company is duly registered, validly incorporated and validly exists under the laws of England and Wales and has all requisite corporate powers and authority to own its properties and to carry on its business as presently conducted.

1.6	Subsidiaries validly existing

Each member of the Group is validly incorporated, in existence and duly registered under the laws of its country of incorporation and has all requisite corporate powers and authority to own its properties and to carry on its business as presently conducted.

2.	SHARES AND SHARE CAPITAL

2.1	Shares comprise all allotted and issued share capital

The Shares (together with the Bond Shares and the Prism Shares) comprise the whole of the allotted and issued share capital of the Company.

2.2	[Not used]

2.3	[Not used]

2.4	No options or conversion rights

No person has the right (exercisable now or in the future and whether contingent or not) to call for the allotment, issue, sale, transfer or conversion of any share or loan capital of the Company or any of the Subsidiaries under any option or other agreement or under any conversion rights and no Encumbrance has been created and no commitment has been made to create an Encumbrance in favour of any person affecting any issued or unissued shares or debentures or other unissued securities of the Company or any of the Subsidiaries or for any of them to issue any share capital and no person has claimed any rights in connection with any of those things.

2.5	Ownership

(a)	The Sellers are the only legal and beneficial owners of the Shares and are entitled to transfer full ownership of the Shares on the terms set out in this Agreement.

(b)	The Company or a Subsidiary is the sole legal and beneficial owner of the whole allotted and issued share capital of each of the Subsidiaries and all such shares are fully paid up and free from all Encumbrances.

2.6	[Not used]

2.7	[Not used]

2.8	No repayment or redemption of share capital

The Company and the Subsidiaries have not since the Balance Sheet Date (A) repaid or redeemed or agreed to repay or to redeem any shares of any class of their own share capital or otherwise reduced or agreed to reduce their issued share capital or any class thereof or capitalised or agreed to capitalise in the form of shares or debentures or other securities or in paying up any amounts unpaid on any shares, debentures or other securities any profits or reserves of any class or description or passed or agreed to pass any resolution to do so, or (B) given any financial assistance in connection with any acquisition of their own share capital or the share capital of their respective holding companies in contravention of any law.

2.9	Distributions and dividends

All dividends or distributions declared, made or paid by the Company or any Subsidiary have been declared, made or paid in accordance with their respective articles of association or other constitutional and corporate documents, all applicable laws, the rules of any Authority and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

3.	SUBSIDIARIES, PARTNERSHIPS ETC.

3.1	No subsidiaries other than the Subsidiaries

Neither the Company nor the Subsidiaries:

(a)	holds or beneficially owns, or has agreed to acquire, any interest of any nature in any shares, debentures or other securities of any company other than the Subsidiaries;

(b)	has any branch or permanent establishment outside its country of incorporation; or

(c)	has allotted or issued any securities that are convertible into shares.

3.2	No partnership

The Company is not a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations) and has no place of business, branch or permanent establishment other than in the country of its incorporation.

3.3	Details of Subsidiaries

The particulars of the Subsidiaries set out in Part 2 of Schedule 1 (Details of the Subsidiaries) are true and complete and the whole of the issued share capital is beneficially owned by the Company free from all liens, charges, encumbrances, rights of pre-emption or other equities or third party rights of any nature whatsoever.

4.	ACCOUNTS

4.1	The Accounts

The Accounts:

(a)	have been prepared in accordance with all applicable laws and Relevant Accounting Standards and the Companies Act and give a true and fair view of the assets, liabilities, position and affairs of the Company and each Subsidiary as at the Balance Sheet Date and the profits and losses of the Company for the period ended on the Balance Sheet Date;

(b)	are not affected by any unusual or non-recurring items;

(c)	apply policies and estimation techniques of accounting which have been consistently applied in the audited financial statements of the Company and each Subsidiary and in the audited consolidated financial statements of the Company and each subsidiary for the three accounting reference periods ending on the Balance Sheet Date;

(d)	have been audited by an auditor or firm of accountants qualified to act as auditors in the United Kingdom and the auditors’ report required to be annexed to the Accounts is unqualified;

(e)	make provision for or note or otherwise disclose all material actual liabilities and all material contingent, deferred and disputed liabilities (whether liquidated or unliquidated) of which the Company was aware as at the Balance Sheet Date and in respect of which disclosure or provision is required under Relevant Accounting Standards; and

(f)	make adequate provision for debts then known or believed to be bad or doubtful, obsolete or slow-moving stocks and for depreciation on fixed assets;

(g)	do not overstate the value of current or fixed assets;

(h)	do not understate any liabilities (whether actual or contingent);

(i)	contain either provision adequate to cover, or particulars in notes of, all Taxation (including deferred Taxation) and other liabilities (whether quantified, contingent, disputed or otherwise) of the Company and each Subsidiary as at the Balance Sheet Date; and

(j)	have been filed in accordance with the requirements of applicable laws.

4.2	The Management Accounts

The Management Accounts:

(a)	have been properly prepared on a basis consistent with that employed in the management accounts of the Group for the twelve months ending on the Balance Sheet Date and, in all material respects, having regard to the purpose for which they were prepared and recognising that they were not prepared or verified on a statutory basis or to an audit standard, on a basis consistent with that employed in preparing the Accounts; and

(b)	so far as the Warrantors are aware, having regard to the purpose for which they were prepared, are not misleading in any material respect and do not materially overstate the assets and profits or materially understate the liabilities and losses of the members of the Group for the periods to which they relate.

5.	EVENTS SINCE BALANCE SHEET DATE

Since the Balance Sheet Date:

(a)	the Company has carried on its business in the ordinary and usual course as a going concern and without entering into any material transaction, or assuming any material liability which is not in the ordinary course of its business;

(b)	no material Tax liability has arisen to, or has been incurred by, any member of the Group, other than in the ordinary course of its respective businesses;

(c)	no member of the Group has made any changes in terms of employment, including pension fund commitments, which taken together could increase the total staff costs of the Business by more than 5% per annum or the remuneration of any one director or employee by more than 10% per annum;

(d)	no distribution of capital or income or assets has been or agreed to be declared made or paid in respect of any share capital of the Company or any Subsidiary;

(e)	there has been no material adverse change in the turnover, financial position or profits of the Group taken as a whole;

(f)	no member of the Group has repaid any borrowing or indebtedness in advance of its stated maturity;

(g)	there has been no material increase or decrease in the levels of debtors or creditors or in the average collection or payment periods for the debtors and creditors, respectively, of any member of the Group;

(h)	no debtor of any member of the Group has been released on terms that it pays less than the book value of its debt and no debt in excess of £50,000 owing to any member of the Group has been deferred, subordinated or written off or has proved to any extent irrecoverable;

(i)	no shareholders’ resolutions have been passed (other than resolutions which have been filed with the Registrar of Companies);

(j)	the Company and the Subsidiaries have not issued or agreed to issue any share or loan capital;

(k)	the Company and the Subsidiaries have not offered price reductions or discounts or allowances on sales of stock in trade, or sold stock in trade at less than cost price; and

(l)	save as set out in the 2014 Budget, the Company and the Subsidiaries have not made any capital expenditure or incurred any capital commitments which are now outstanding in excess of £50,000 in respect of any one item or £50,000 in aggregate and have not acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any individual item in excess of £50,000;

(m)	no shareholder resolutions of any member of the Group have been passed, other than as routine business at the annual general meeting;

(n)	there has been no abnormal increase or abnormal reduction of stock in trade of any member of the Group;

(o)	None of the stock in trade reflected in the Accounts has realised an amount less than the value placed on it in the Accounts.

6.	WORKING CAPITAL; CAPITAL EXPENDITURES

(a)	The Company and each Subsidiary has sufficient working capital for the purposes of continuing to carry on its business for the period ended 31 October 2014 (but not taking account of any increases to working capital requirements resulting from changes to the business of the Group made by the Purchaser after Completion) in its present form and at its present level of turnover and in accordance with the 2014 Budget) and for the purposes of performing, in accordance with their respective terms, all orders, projects and contractual obligations which have been placed with, or undertaken by, any member of the Group.

(b)	Since the Balance Sheet Date, the Company and each Subsidiary has incurred capital expenditure consistent with the amount budgeted for capital expenditure in the 2014 Budget.

7.	ASSETS OF THE COMPANY

7.1	Status Of Assets

Except for trading stock disposed of in the ordinary course of business or assets acquired subject to retention or reservation of title by the supplier or manufacturer, all of the assets included in the Accounts and all assets which have been acquired by the Company since the Balance Sheet Date are:

(a)	legally and beneficially owned by the Company free from and clear of all liens, charges, mortgages or similar encumbrances (but excluding encumbrances such as liens or licences arising in the ordinary course of the business);

(b)	not the subject of any hire purchase, leasing, lease purchase, lease hire or credit-sale agreements, agreements for conditional sale, sale by instalments or payment on deferred terms or is the subject of any licence or factoring arrangement;

(c)	not subject to any Encumbrance, or to any agreement or commitment to create an Encumbrance, and no person has claimed to be entitled to create such an Encumbrance;

(d)	comprise all the assets necessary for the continuation of the Group’s business as carried on at the date of this Agreement; and

(e)	in the possession of or under the control of the Company.

7.2	Plant and machinery

(a)	The fixed and movable plant and machinery owned by the Company which is material in relation to the business of the Company is in reasonable working order, condition and repair having regard to its age and normal wear and tear and have been regularly and properly maintained and are capable of doing the work for which they were designed.

(b)	The manufacturing modules used by the Company as at the date of this Agreement to produce the Company’s contact lens products are capable of producing the number of contact lenses per annum and with a fully installed cost as disclosed in paragraph 7.2(b) of the Disclosure Letter.

7.3	No hire agreements

The Company has not acquired any assets included in the Accounts or acquired by the Company since the Balance Sheet Date which are of material importance to carrying on its business in the ordinary course under a hire, hire purchase or credit sale agreement.

7.4	Stock-in-trade and work-in-progress

The stock-in-trade and work-in-progress of the Company and the Subsidiaries is in good condition and is capable of being sold in the ordinary course of business in accordance with its current price list without discount, rebate or allowance and is adequate and not excessive in relation to the current trading requirements of the Group.

8.	LIABILITIES

8.1	No borrowings

Except as disclosed in the Accounts or in the Disclosure Letter the Company does not have outstanding any loan capital, borrowings or indebtedness in the nature of borrowing, including any bank overdrafts or liabilities under acceptances (other than normal trade bills) or acceptance credits and has not entered into any hedging arrangements or derivative contracts.

8.2	No default under borrowing agreements

So far as the Warrantors are aware, no event has occurred which constitutes an event of default under any agreement relating to borrowing or indebtedness in the nature of borrowing or which would lead to any security constituted or created in connection with any borrowings or indebtedness in the nature of borrowing, guarantee, indemnity or other obligation of the Company becoming enforceable.

8.3	Off-balance sheet financing

The Group has not engaged in any material borrowing or financing not required to be reflected in the Accounts.

8.4	Bank accounts

Full and accurate details of all the bank and deposit accounts of the Group and of the credit or debit balances on such accounts as at a date (the “statement date”) not more than seven days before the date of this Agreement are Disclosed. Since the statement date, there have been no payments out of any such accounts except for routine payments in the ordinary course of business.

9.	INSOLVENCY

9.1	General

(a)	No Seller or member of the Group:

(i)	is insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986 or any other insolvency legislation applicable to the company concerned; or

(ii)	has stopped paying its debts as they fall due.

(b)	No step has been taken to initiate any process by or under which:

(i)	the ability of the creditors of any member of the Group to take any action to enforce their debts is suspended, restricted or prevented;

(ii)	some or all of the creditors of any member of the Group accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of such entity;

(iii)	a person is appointed to manage the affairs, business and assets of any member of the Group on behalf of its creditors; or

(iv)	the holder of an Encumbrance over the assets of any member of the Group is appointed to control its business and assets.

(c)	No process has been initiated which could lead to any member of the Group being dissolved and its assets being distributed among the relevant company’s creditors, shareholders or other contributors.

(d)	No floating charge created by any member of the Group has crystallised and, so far as the Warrantors are aware, there are no circumstances likely to cause such a floating charge to crystallise.

(e)	No distress, execution or other process has been levied on an asset of any member of the Group.

9.2	No winding up petition

No order has been made or resolution passed for the winding up of the Company or any Subsidiary.

9.3	No administrator

No order has been made for the administration of the Company or any Subsidiary and no documents have been filed with the court for the appointment of an administrator and no notice of an intention to appoint an administrator has been given by the relevant company, its directors or by a qualifying floating charge holder.

9.4	No officer

No provisional liquidator, liquidator, administrative receiver, administrator, trustee or other similar officer has taken possession of or been appointed over, and no encumbrancer has taken possession of, the whole or substantially the whole of the property of the Company or any Subsidiary.

9.5	No creditor arrangement

The Company has not entered into a company voluntary arrangement (within the meaning of Part I Insolvency Act 1986) and has not otherwise entered into a compromise with the majority by value of its unsecured creditors.

10.	RECORDS ETC.

10.1	Books and records properly maintained

Books and records of the activities of the Company have been maintained at all material times so as fairly to present and reflect the business affairs and financial position of and all material transactions entered into and material liabilities incurred by the Company or to which it has become a party and such books and records have been retained by the Company for such periods as may be required by the law of the country of incorporation of the Company. No notice has been received or allegation made that any such records are incorrect or should be rectified.

10.2	Records under Company’s control

None of the financial, statutory, accounting and other records, systems and data which are used in or which relate to the Company or the Subsidiaries are recorded, stored, maintained, operated or in any way dependent on any means which are not under the Company’s ownership or control. This reference to “means” includes any electronic, mechanical or photographic process, whether or not computerised and any means of access to or from the records, systems and data.

11.	CONDUCT OF BUSINESS

11.1	Permits

So far as the Warrantors are aware all necessary licences, consents, permits, approvals and authorities (public and private) have been obtained by the Company to enable the Company to carry on its business lawfully in the places and in the manner in which such business is now carried on and all such licences, consents, permits, approvals and authorities are valid and subsisting and so far as the Warrantors are aware the Company is not in material breach of the same.

11.2	No powers of attorney

There are not in force any powers of attorney given by the Company, other than powers of attorney given in the normal course of business in relation to the prosecution and maintenance of Intellectual Property. The only persons who are entitled to bind any member of the Group in the ordinary course of business are those who have been granted such power pursuant to a document Disclosed in folder B.1.10 of the Data Room or paragraph 11.2 of the Disclosure Letter.

11.3	No guarantees

Save for the Guarantees, no person has given any guarantee of or any security for any overdraft loan or loan facility granted to or other obligations of the Company nor is the Company party to nor is any asset of the Company affected by any contract for guarantee, indemnity or suretyship.

11.4	No litigation

Save for the collection of debts not exceeding £100,000 in aggregate and for the collection of accounts receivable in the ordinary course of business and for minor road traffic offences, the Company is not engaged in any suits, actions, litigation, arbitration or tribunal proceedings or governmental investigations and so far as the Warrantors are aware, no such suit, action, litigation, arbitration or tribunal proceedings or governmental investigations are pending or threatened against the Company.

11.5	No commissions

So far as the Warrantors are aware, no commissions, discounts, rebates or other financial inducements, whether of cash or in kind have been given by the Company or any of its officers or employees where the same are capable of forming the basis of criminal prosecution of or civil action against the Company or any of its officers or employees.

11.6	No grant repayable

The Company has not done or failed to do any act or thing which could result in and, so far as the Warrantors are aware, the entry into the Transaction documents will not result in all or any part of an investment grant or similar payment or allowance made or due to be made to it becoming repayable or forfeited by it.

11.7	Compliance with laws

The Company and each Subsidiary has complied in all material respects with all laws and regulations as are or have been in force in any jurisdiction in so far as they apply to the Company and each Subsidiary.

11.8	No adverse reports

No adverse reports have been issued by any Authority within the last three years, specifically in respect of the Group’s operations and affairs.

11.9	No restrictions on business

No material part of the business of the Company is carried on under the agreement or consent of a third party nor is there any agreement which restricts the fields or manner or countries in which the Company carries on business.

11.10	Product liability

(a)	Save as Disclosed, the Company has not received notice of any claim in respect of Product Liability outstanding in relation to the Group and its business and, so far as the Warrantors are aware, no claim has been threatened or is reasonably expected to arise. For this purpose “Product Liability” means a liability arising out of death, personal injury or damage to property caused by a defective product or defective services sold, supplied or provided by the Company in the course of its business.

(b)	So far as the Warrantors are aware, no member of the Group has in the previous five years received a prohibition notice, a notice to warn or a suspension notice under the Consumer Protection Act 1987 (or similar legislation or regulations in any other relevant jurisdiction where the Group carries out its business or supplies any Products) in relation to any of its Products.

11.11	Anti-corruption

(a)	No member of the Group has, and no person acting on behalf of any member of the Group has, violated any Anticorruption Laws.

(b)	No member of the Group has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Authority or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law. No member of the Group has received any notice, request, or citation for any actual or potential noncompliance with any of the foregoing in this Paragraph.

(c)	The Group has proper procedures consistent with guidance published under section 9 of the Bribery Act 2010 by the Secretary of State and other similar laws in any jurisdiction applicable to any member of the Group, which are in place to prevent any persons who perform services for or on behalf of the Group from bribing another person (within the meaning given in section 7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for any member of the Group.

12.	INTELLECTUAL PROPERTY

12.1	Company Intellectual Property

Schedule 2 (Company Intellectual Property) contains a complete and accurate list of all registrations and applications for registration or grant which are comprised in the Company Intellectual Property.

12.2	Intellectual Property rights

(a)	The Company is the sole legal and beneficial owner of all right, title and interest, free from Encumbrances, the Company Intellectual Property and (where such property is capable of registration) is the registered proprietor thereof (or of applications therefor) and the Company and Subsidiaries own no other Intellectual Property.

(b)	So far as the Warrantors are aware, none of the Company Intellectual Property is being opposed or otherwise challenged by any person.

(c)	There are no outstanding claims against any member of the Group for any reason, including but not limited to claims of infringement, misappropriation, false advertising, passing off and unfair competition of or in respect of any Intellectual Property used by a member of the Group and no such claims have been settled by the giving of any undertakings by a member of the Group which remain in force. No member of the Group has received notice of any actual or threatened claim that any of the Company Intellectual Property is invalid or unenforceable.

(d)	No member of the Group has sent a notice of any actual or threatened claim that a third party infringes or misappropriates any of the Company Intellectual Property or that a third party’s Intellectual Property is invalidated on the basis of the subsistence of the Company Intellectual Property.

(e)	All persons retained or employed by a member of the Group who, in the course of their work for the Group will or might reasonably be expected to bring into existence Intellectual Property or things protected by Intellectual Property, are individually bound by agreements with the Group whereby all Intellectual Property that such persons may bring into existence in the course of their work for the Group vests in the Group (where this is not already the effect of applicable law) and all such agreements contain terms which, so far as is reasonably practicable, prohibit such persons from disclosing any confidential information (including the details of any Company Intellectual Property) about the Group and its business to third parties.

(f)	The information contained in the documents referenced in paragraph 12.2(f) of the Disclosure Letter is complete and accurate in all material respects.

12.3	Registration, renewal and maintenance fees

All registration, renewal and maintenance fees in relation to the Company Intellectual Property have been paid up to date and all documents required by any Intellectual Property authority at which Company Intellectual Property is filed or applied for, have been provided prior to the applicable deadline.

12.4	Infringement

(a)	The Company has not, within the previous three years, received any notice alleging that its conduct of its business infringes or misappropriates the Intellectual Property of any third party.

(b)	So far as the Warrantors are aware, no person is infringing or misappropriating the Company Intellectual Property and no unauthorised disclosures of the Company’s confidential information or know-how have taken place.

(c)	So far as the Warrantors are aware, the Company’s Products (excluding Products that are only in development stage) and the Company Intellectual Property do not infringe or misappropriate the Intellectual Property Rights of any third party.

12.5	Express licences to third parties

Copies or details of all material express licences granted to third parties (including all exclusive licences) by the Company in relation to Company Intellectual Property owned by it have been Disclosed.

12.6	Express licences from third parties

Copies or details of all material express licences of Intellectual Property granted to the Company by third parties, (including all exclusive licences) but excluding in any event licences of non-bespoke software, have been Disclosed.

12.7	Compliance with licences

So far as the Warrantors are aware, each of the licences and agreements required to be disclosed against Paragraphs 12.5 and 12.6 is now valid and subsisting. The members of the Group which are parties to such licences and agreements are operating within the scope of the rights granted to them. No member of the Group is in material breach of any of them.

12.8	Sufficiency of Intellectual Property

The Company Intellectual Property, together with the Intellectual Property licensed to the Group, is sufficient to enable the Group to carry on the Business as it is currently carried on.

12.9	Data protection

(a)	Each member of the Group has obtained and maintained in force each registration or notification required in relation to the processing of personal data which is required by any law relating to data privacy which is applicable to it in any jurisdiction (“Privacy Law”). The Company has also Disclosed details (but not the content) of any material databases maintained by it which contain personal data relating to individual consumers, in paragraph 12.9 of the Disclosure Letter.

(b)	So far as the Warrantors are aware, each member of the Group has complied with applicable Privacy Law in all material respects including, in relation to the UK, the Data Protection Act 1998.

(c)	No member of the Group has received any notice, letter or complaint alleging breach by it of any Privacy Law or requesting an investigation into its compliance with Privacy Law.

13.	INFORMATION TECHNOLOGY

The IT Systems are owned by, or licensed, leased or supplied under third party contracts, to a member of the Group (“Third Party IT Contracts”). For the avoidance of doubt, this warranty shall not be construed as relating to infringements of or conflicts with Intellectual Property.

(a)	So far as the Warrantors are aware, there is no reason to believe that the other party to each of the Third Party IT Contracts will not be willing to renew that contract when and if it expires, on the same or substantially similar terms.

(b)	So far as the Warrantors are aware, there are no circumstances in which the ownership, or benefit of, or right to use the IT Systems may be lost by virtue of the acquisition of the Sellers’ Shares or the performance of the Transaction Documents.

(c)	The IT Systems have not failed to any material extent in the last two years and so far as the Warrantors are aware, the data that they process has not been corrupted.

(d)	The IT Systems are adequate for the current needs of the Business.

14.	EFFECT OF SALE ON SHARES

Neither the acquisition of the Shares by the Purchaser nor compliance with the terms of this Agreement will:

(a)	give rise or cause to become exercisable, any right of pre-emption over the Shares;

(b)	so far as the Warrantors are aware (having made no enquiry of any customer or supplier), result in any customer or supplier reducing substantially its existing level of business or to change the terms on which it deals with any member of the Group;

(c)	result in a breach of order, judgement, injunction, undertaking, decree or other like imposition to which the Company or any of the Sellers are subject to;

(d)	entitle any person to receive from any of the members of the Group any finder’s fee, brokerage or other commission in connection with the purchase of the Shares by the Purchaser;

(e)	result in the loss or termination of, or any default under, any licence, authorisation or consent required by any member of the Group for the purposes of its business as carried on at the date of this Agreement;

(f)	result in any present or future indebtedness of any of the members of the Group becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date or in any financial facility of any of the members of the Group being withdrawn.

15.	CONTRACTS, COMMITMENTS ETC.

15.1	Material contracts

(a)	The Disclosure Documents contain true and accurate copies of each Material Contract.

(b)	All Material Contracts were entered into in the ordinary course of business of the Company and were negotiated on an arm’s length basis.

15.2	No material breach of contract by the Company

Each contract to which the Company is now a party is now valid and subsisting and the Warrantors are not aware of any subsisting material breach of any of them which could lead to a claim for compensation, damages, specific performance or an injunction being made against the Company or which would entitle a third party to call in any monies before the normal due date which will in any such case materially and adversely affect the business of the Group taken as a whole.

15.3	No grounds for termination or amendment of contracts with a Material Customer

The Warrantors are not aware of any grounds for termination of any Material Contract or any agreement between the Company and a Material Customer and has received no notice of any intention to terminate or amend any such agreement.

15.4	No default by other contracting parties

So far as the Warrantors are aware, no party with whom the Company has entered into any contract or arrangement is in default if it being a default which would have a material and adverse effect on the financial or trading position of the Group taken as a whole.

15.5	No termination

(a)	So far as the Warrantors are aware, the Company is not a party to any contract which is material to the financial or trading position of the Group taken as a whole which by reason of the sale of Shares or any provision of this Agreement under its express terms thereof gives to any other contracting party the right to terminate the contract or create or increase any obligation on the Company (whether to make payment or otherwise) to any person.

(b)	So far as the Warrantors are aware (having made no enquiry of any Material Customer), there is no reason that a Material Customer would, and no Material Customer has communicated an intention to, cease carrying on trade with the Group following the date of this Agreement (including following Completion) in materially the same manner as such Material Customer does as at the date of this Agreement.

15.6	Optipak Supply Arrangements

The terms of the Optipak Supply Agreement accurately reflect the arrangements between the Company and Optipak Limited as were in place immediately prior to the date of this Agreement in respect of the supply of lens cases from Optipak to the Company, including in respect of minimum commitments, royalty arrangements, terms of delivery and obligations on inclusion of lenses supplied by Optipak in the Company’s products.

16.	INSURANCE

The Disclosure Letter contains particulars of all insurances maintained by or on behalf of the Company and each Subsidiary, and all policies in respect of those insurances are in full force and are not voidable on account of any act, omission or non-disclosure. All sums falling due in respect of premiums on such policies of insurance have been paid. There is no outstanding claim by any member of the Group under any such policies, there have been no such claims in excess of £50,000 in the previous two years and, so far as the Warrantors are aware, there are no circumstances likely to give rise to such a claim.

17.	DEBTS TO AND CONTRACTS WITH CONNECTED PERSONS

(a)	Save for the contracts of employment or consultancy arrangements between members of the Group and the Warrantors disclosed in the Data Room, there are no existing contracts, commitments, arrangements, indebtedness, understandings or other liabilities (actual or contingent) to which the Company is a party and which any Seller or representative of such Seller is interested. No Seller has assigned to any person the benefit of a claim against any member of the Group to which any Seller would otherwise be entitled.

(b)	The Optipak Sale and Purchase Agreement, the Optipak Services Agreement and the Optipak Supply Agreement contain all the terms of the Optipak Transaction and there are no other agreements or arrangements between any member of the Group and any other person (including Optipak Limited) in relation to the Optipak Transaction, the sale of Optipak Limited or the ongoing relationship between the Group and Optipak Limited.

(c)	Save for the contracts of employment or consultancy arrangements between members of the Group and the Warrantors disclosed in the Data Room, the Company does not have any liability to any of the Sellers and the Warrantors are not aware of any material breach by the Company of any agreement to which the Company and any of the Sellers were or are a party.

18.	EMPLOYEES AND PENSIONS

18.1	Details of employees

(a)	In relation to each employee of the Group there are contained in the Disclosure Letter full and complete particulars or copies of:

(i)	any written service or employment agreement or (as appropriate) any standard form of particulars of employment applicable and issued to employees;

(ii)	name of employer, his name, age, sex and date of commencement of employment (including any employment with a previous employer which counts as continuous employment for the purposes of any relevant employment legislation in the jurisdiction in which the Company is incorporated);

(iii)	his rate of remuneration, bonus and commission, any other benefit of any kind to which he is entitled (including on a Change of Control) or which is regularly provided or made available to him, his position held, job location, type of contract, his period of notice, entitlement to holidays and holiday bonuses, severance or redundancy terms, and (so far as not disclosed pursuant to Paragraph 18.1(a)) any other material information required by law to be included in the particulars of his terms of employment; and

(iv)	particulars of any collective agreement affecting his terms of employment, all employment policies (whether contractual or otherwise) including disciplinary or grievance procedures and any procedures to be followed in the case of redundancy or dismissal; and

(v)	a statement whether he is a member of a pension scheme and if he is, particulars of his rights thereunder including details of the length of his pensionable service, his current pensionable salary and all pension contributions made into the pension scheme.

18.2	Workforce

(a)	There is no person who is engaged by the Group to provide services personally to it who is not employed by the Group.

(b)	No employees of the Group are on secondment, absent on grounds of disability or sickness, or on any other leave of absence.

(c)	There is no person who has accepted an offer of employment or engagement with the Group whose employment or engagement has yet to start and who will receive a salary or fees of more than £50,000 per annum (or local currency equivalent) and there are no offers of employment or engagement which have been issued and remain open for acceptance where the salary or fees will be more than £50,000 per annum (or local currency equivalent).

(d)	No director or employee has given notice to the Group terminating his contract of employment, which is outstanding at the date of this Agreement.

(e)	During the 12 month period prior to the date of this Agreement, no person has ceased to be employed by the Group.

(f)	The Group has not entered into any kind of collective agreement, understanding or arrangement, nor does it recognise any trade union, works council, staff association or other body representing any of its employees nor has it done any act which might be construed as recognition.

18.3	Effect of Sale

(a)	The acquisition of Shares by the Purchaser or compliance with the terms of this Agreement will not enable any employee or director to terminate their employment or engagement.

(b)	No contractual or gratuitous payment (including in the form of a “golden parachute”) or benefit has been made or may become due to be made to any director or employee by the Group in connection with the transaction contemplated by this Agreement.

18.4	No employee benefits

(a)	The Group has no profit-sharing, share option, share incentive schemes, or other employee benefit plans or arrangements under which individuals can acquire employment related securities.

(b)	There are no agreements, arrangements or schemes in operation by the Group under which any director or employee is entitled to any bonus or commission.

18.5	Enterprise Management Incentive Plan

(a)	In respect of options granted under the Sauflon Pharmaceuticals EMI Option Plan (the “EMI Plan”):

(i)	in advance of the date of grant of any options, the Company had agreed the market value of the shares over which options were granted with the Shares Valuation Division of HMRC (the “HMRC Agreed Value”);

(ii)	all options were granted at an exercise price that was equal to or greater than the HMRC Agreed Value and within the period that the HMRC Agreed Value remained valid of the shares to be subject to the options

(iii)	the EMI Plan and all options granted under it met, at the time of grant and continue to meet (or, if already exercised, continued to meet until the time of exercise) all of the requirements for enterprise management incentive options under schedule 5 ITEPA.

18.6	All obligations fulfilled

The Group has in all material respects complied with, discharged and fulfilled all requirements, liabilities and obligations (whether statutory or contractual) in relation to its employees and former employees including all relevant legislation and codes of practice under any applicable laws in relation to employment or employees and has paid all relevant social security and national insurance contributions.

18.7	No salary or benefits in arrears

There is no salary, remuneration or other benefit which any employee or former employee of the Group has accrued which is in arrears, unpaid or unprovided other than basic salary for part of the current month, and there is no outstanding undischarged liability to pay to any government or regulatory authority any tax, national insurance contributions, or any other such charges, or amounts due to any third party benefit provider in respect of such employees or former employees. There are no amounts owed or agreed to be loaned or advanced by any member of the Group to any employee or former employee (other than amounts representing remuneration accrued due for the current pay period, accrued holiday pay for the current holiday year or reimbursement of expenses).

18.8	Changes in terms and conditions of employment

No changes to terms and conditions or benefits (including salary increases) of any director or employee have been proposed, agreed or taken effect in the six month period before the date of this Agreement and no changes to terms and conditions or benefits are due to be implemented within six months of the date of this Agreement.

18.9	Records

So far as the Warrantors are aware, each member of the Group has maintained adequate, suitable and up to date records regarding the service of each of the employees, workers, and agency workers of the Group (to the extent applicable or required by law) and, in particular, has maintained all records required under the Working Time Regulations 1998, or such similar laws in a relevant jurisdiction. All such records comply with the requirements of the Data Protection Act 1998 or such similar laws in a relevant jurisdiction.

18.10	Enquiries and discrimination

(a)	There are no enquiries or investigations existing, and, so far as the Warrantors are aware, pending or threatened affecting any member of the Group in relation to any of its employees or former employees by any government regulatory or other body with powers to investigate matters relating to unlawful discrimination, racial equality, health and safety, disability rights, immigration rights or otherwise in relation to workers.

(b)	So far as the Warrantors are aware there are no terms or conditions under which any employee is employed, nor has anything occurred prior to the date of this Agreement, that may give rise to any claim for sex, race, disability or other unlawful discrimination or equal pay under any jurisdiction by such employee or otherwise.

18.11	Claims or rights of action

(a)	There are no outstanding claims against a member of the Group brought by an employee, worker, officer or consultant or any person who is or was engaged in the business of the Group including (but not limited to) any claim:

(i)	in respect of any accident or injury which is not fully covered by insurance; or

(ii)	for breach of contract of employment or for services; or

(iii)	for loss of office or arising out of or connected with the termination of his office or employment (including any redundancy payment)

and, so far as the Warrantors are aware, no such claims are pending or have been threatened and there is no event which would or might give rise to any such claim.

18.12	Transfer regulations

(a)	No member of the Group has, within the six years preceding the date hereof, entered into any agreement which involved or may involve the Group (and no event has occurred which is likely to involve the Group in the future) acquiring or disposing of any undertaking or part of one such that the Transfer of Undertakings (Protection of Employment) Regulations 2006, or similar laws in a relevant jurisdiction, applied or may apply thereto which affected or may affect the Business or any employee (a “Relevant Transfer”).

(b)	No employee or former employee has transferred to the Group under a Relevant Transfer who at any time prior to the Relevant Transfer (i) was a member of an occupational pension scheme; or (ii) was a member of an employment related securities scheme.

18.13	Immigration

So far as the Warrantors are aware, each member of the Group has complied in all material respects with its obligations under the Immigration, Asylum and Nationality Act 2006, and/or any such similar laws in a relevant jurisdiction, in respect of each of their employees. The Group shall deemed to have complied with the Immigration, Asylum and Nationality Act 2006 under the preceding sentence if, so far as the Warrantors are aware, it has, in all material respects, complied with the prescribed requirements in relation to each employee in accordance with Section 15(3) of that Act.

18.14	Pensions

(a)	Save as Disclosed, there is not in operation, and no member of the Group has had any prior obligation to provide benefits under, any scheme or arrangement in respect of which the Group has or may have any obligation (whether or not legally binding) to provide or contribute towards any pension or other retirement benefit, lump sum, death or ill-health benefits in respect of its past or present officers and employees or their dependants and no proposal or announcement has been made to any employee or officer of the Group about the introduction, continuance, increase or improvement of contributions to the Pension Scheme or any other Disclosed Pension Schemes or the payment of a contribution towards any other pension or other retirement benefit, lump sum, death or ill health benefit.

(b)	No member of the Group has any legal obligation or ex gratia arrangement to pay pensions, gratuities, superannuation, allowances or any other benefit to any person who is not a present or past officer or employee or dependant of any such person.

(c)	All cash lump sum benefits (except a refund of contributions) payable under the Pension Scheme and, so far as the Warrantors are aware, any other Disclosed Pension Schemes, or stand-alone life assurance scheme on the death of an employee are fully insured, and each employee has been covered by that insurance company at its usual rates and on its usual terms for persons in good health.

(d)	No member of the Group has ever been a participating employer or connected or associated with the employer (as those terms are used in the Pensions Act 2004) in any scheme or arrangement that is a defined benefit pension plan or provides benefits on retirement other than money purchase benefits, as defined in section 181 of the Pension Schemes Act 1993, or such other applicable laws, and except in relation to any lump sum death in service benefit no assurance, promise or guarantee has been made or given to any person of a particular level or amount of benefit to be provided for or in respect of him on death, retirement or leaving service under the Pension Scheme or otherwise.

(e)	So far as the Warrantors are aware, the Pension Scheme and any other Disclosed Pension Schemes have been administered in accordance with all applicable legal and administrative requirements and the requirements of any competent government body or regulatory authority.

(f)	No contribution notice, financial support direction or any other requirement for financial support, arising under the Pensions Act 2004, or otherwise, has been issued to any member of the Group and so far as the Warrantors are aware, there is no fact or circumstance likely to give rise to any such notice, direction or requirement.

(g)	The Group has complied with its automatic enrolment obligations pursuant to the Pensions Act 2008 and associated legislation. No notices, fines or other sanctions have been issued by the Pensions Regulator and no notices of non-compliance with the automatic enrolment obligations have been notified to The Pensions Regulator. Full details of this compliance have been set out in the Disclosure Letter.

18.15	Bonus and Profit Share

Disclosure Document 2.5-19 lists complete and accurate details of all bonus and profit share payments made to the Group’s directors, employees and consultants specified in such document for the financial year ending 31 October 2013.

18.16	EBT

In respect of the EBT:

(a)	the Group has no obligations to or in respect of the EBT or the trustees thereof;

(b)	the Group has no liability for Tax in respect of the EBT;

(c)	the Group has not made any contributions to the EBT by way of a loan and does not have any outstanding loan obligations or Tax Liabilities; and

(d)	the EBT does not hold any assets and no assets have been earmarked for any beneficiary as that term is understood in Part 7A ITEPA 2003.

19.	THE PROPERTIES

19.1	Title

(a)	The Company has good title to the Properties free from all leases, tenancies, mortgages, charges or encumbrances other than as mentioned in Schedule 8 (Real Property Information).

(b)	The Properties comprise all the estate, interest right and title whatsoever (including for the avoidance of any doubt interests in the nature of options, rights of pre-emption or other contractual relationships) of the Company in any land or premises of whatever tenure owned by the Company.

(c)	The information contained in Schedule 8 as to the tenure of the Properties and the principal terms of the leases or licences under which the same are occupied or used by the Company is true and accurate in all respects.

(d)	The Company is the legal and beneficial owner of the Properties and all fixtures and fittings at the Properties are the absolute property of the Company free from encumbrances.

19.2	Possession of deeds

The Company has in its possession or under its control all deeds and documents which are necessary to prove title to the Properties.

19.3	No other properties owned

The Company has never owned any interest in, occupied or guaranteed any freehold, leasehold or licenced property other than the Properties.

19.4	Leasehold properties

(a)	The unexpired residue of the term granted by each Lease is vested in the Company, or its Subsidiaries, and each Lease is valid, in force and subsisting against all persons, including any person in whom any superior estate or interest is vested.

(b)	In relation to each Lease, the Company (or the applicable member of the Group) has paid the rent and, so far as the Warrantors are aware, observed and performed in all material respects all their covenants and conditions contained in the relevant Lease and has not received any notice of any breach of its respective obligations pursuant to any such Lease.

(c)	In relation to each Lease, all principal rent and additional rent and all other sums payable by each lessee, tenant, licensee or occupier under each Lease (lease sums) have been paid as and when they became due and no lease sums have been:

(i)	set off or withheld; or

(ii)	commuted, waived or paid in advance of the due date for payment.

(d)	The Warrantors are not aware of any major item of expenditure already incurred by the lessor of any of the Properties or expected to be incurred by any such lessor within the next 12 months which is recoverable in whole or in part from the Company.

(e)	The Properties are not held subject to and with the benefit of any tenancies.

(f)	So far as the Warrantors are aware there are no circumstances which would entitle any lessor to exercise any powers of entry or take possession or which would otherwise restrict the continued possession and enjoyment of the Properties.

19.5	Encumbrances

(a)	The Properties are free from any mortgage, debenture or charge (whether specific or floating, legal or equitable) rent charge, lien or other encumbrance securing the repayment of monies or other obligation or liability whether of the Company or any other party.

(b)	The Properties are not subject to any liability for the payment of any outgoings other than national non-domestic rates, water and sewerage services charges and insurance premiums and, additionally, in the case of leasehold properties, rents and service charges.

(c)	Neither the Company nor the relevant Subsidiaries have received notice of breach of any covenants, restrictions, stipulations and other Encumbrances affecting the Properties.

19.6	Statutory obligations

(a)	So far as the Warrantors are aware, the Company and the Subsidiaries have in the previous five years complied with all applicable statutory and bye law requirements, regulations, rules and delegated legislation, relating to the Properties and their current use and neither the Company nor the Subsidiaries have received any notice of breach of any such matter.

(b)	The use of each of the Properties is the permitted or lawful use.

19.7	Condition

(a)	The buildings at the Properties are fit for the purposes for which they are presently used and, so far as the Warrantors are aware (having undertaken no structural surveys), are in good and substantial repair;

(b)	Except for fitting out in the ordinary course of business, there are no development works, redevelopment works or fitting-out works which are outstanding by the Company or the Subsidiaries in respect of any of the Properties.

(g)	None of the Properties has suffered from flooding during the Company’s or the relevant Subsidiary’s ownership.

19.8	Complaints and disputes

No notices, complaints or requirements have been received by the Company or the Subsidiaries from any competent authority or undertaking exercising statutory or delegated powers in relation to any of the Properties, the current use of the Properties or any machinery, plant or equipment in them, and the Warrantors are not aware of any matter which could lead to any such notice, complaint or requirement being received, issued or made.

20.	TAXATION MATTERS

20.1	Payment of Tax

The Company and each of the Subsidiaries has duly paid all Taxation which it is or has been liable to pay or account for.

20.2	Tax provisions in Accounts

The provisions or reserves for Taxation in the Accounts (other than deferred Taxation) are sufficient (on the basis of the rates of Taxation current at the date of those accounts) to cover all Taxation for which the Company and each of the Subsidiaries was at the Balance Sheet Date liable.

20.3	Deferred Taxation

The amount of the provision for deferred Taxation in the Accounts was, at the Balance Sheet Date, adequate and fully in accordance with accountancy practices generally accepted in the United Kingdom and, in particular, was in accordance with FRS 19 (or its predecessor or any replacement of it instituted by the UK Accounting Standards Board).

20.4	Residence for Taxation purposes

The Company and each of the Subsidiaries is and has always been resident for Taxation purposes only in its country of incorporation and is not liable to Taxation in any other jurisdiction by virtue of having a place of business or permanent establishment there.

20.5	Administration and compliance

(a)	All Taxation returns, notifications, computations, registrations and payments required to be made by the Company and each of the Subsidiaries have been duly filed and made on a timely basis and all such Taxation returns notifications, computations and registrations are and remain materially complete, proper, accurate and in accordance with applicable legal requirements.

(b)	No such returns, notifications, computations, registrations and payments are the subject of any non-routine tax enquiries or tax audits disputes generally or appeal nor are yet to be determined by or are subject to agreement with any Tax Authority and, so far as the Warrantors are aware, nor are they likely to be.

(c)	The Company has in its possession all Taxation records and documentation which it is obliged to hold, preserve and retain and each retains sufficient records relating to past events to enable it to make materially correct and complete returns for Taxation purposes and to calculate its liability to Taxation or relief from Taxation which would arise on a disposal or realisation of its assets or a discharge of its liabilities.

20.6	PAYE

The Company and each Subsidiary has, properly operated the PAYE, national insurance systems and any other payroll deduction or reporting scheme and has properly deducted and accounted for any such Taxation to the relevant Tax Authority.

20.7	Close companies

(a)	No distribution within Section 1064 of CTA 2010 has been made by the Company or any Subsidiary.

(b)	Neither the Company nor any Subsidiaries have made any loans or payments or given any consideration falling within Sections 455, 459 and 460 of CTA 2010 within the six years preceding the date of this Agreement.

20.8	Transfer Pricing

All transactions or arrangements made by the Company and/or any Subsidiary have been made on fully arm’s length terms. There are no circumstances in which Part 4 of Taxation (International and other provisions) Act 2010 or any other rule or provision could apply causing any Tax Authority to make an adjustment to the terms on which such transaction or arrangement is treated as being made for Tax purposes.

20.9	VAT

The Company and each Subsidiary:

(a)	is a duly registered taxable person for the purposes of VAT;

(b)	maintains correct records for the purposes of the relevant legislation;

(c)	is not in arrears with any payments, returns or notifications or liable to any abnormal or non-routine payment, or any forfeiture or penalty;

(d)	is not and has not applied for treatment as a member of a group for the purposes of s43 VATA or any corresponding or similar non-UK provision;

(e)	has not been requested to give security under paragraph 4 of Schedule 11 VATA or any corresponding or similar non-UK provision;

(f)	has not (and nor has any relevant associate, as defined in Schedule 10, Paragraph 3 VATA (meaning of “relevant associate”)) at any time exercised the option to tax any land under Schedule 10 VATA (Buildings and land) or any corresponding or similar non-UK provision; and

(g)	owns no assets and has not within the period of 10 years preceding the date of this Agreement owned any assets to which the Capital Goods Scheme in Part XV of the Value Added Tax Regulations 1995, SI 1995/2518 (Adjustments to the deduction of input tax on capital items) or any corresponding or similar non-UK provision applies.

20.10	Stamp duty and stamp duty reserve tax

(a)	All documents, which are necessary:

(i)	to establish the title of the Company or any Subsidiary to any asset; or

(ii)	to enforce any rights and in respect of which any stamp duty or other similar tax is payable (whether as a condition to the validity, registrability or otherwise),

have been duly stamped.

(b)	Neither the Company nor any Subsidiary has incurred any liability to, or been accountable for, any stamp duty reserve tax and there has been no agreement within Section 87(1) of the Finance Act 1986 which could lead to the Company nor any Subsidiary incurring such a liability or becoming so accountable.

20.11	Stamp duty land tax

(a)	The Company and each Subsidiary has duly:

(i)	filed all land transaction returns required to be filed by it with any Tax Authority; and

(ii)	paid all stamp duty land tax calculated by the Company or Subsidiary as due under those land transaction returns.

(b)	Neither the Company nor any Subsidiary has claimed SDLT group relief under Schedule 7 to the Finance Act 2003 in the three years preceding the date of this Agreement.

20.12	Inheritance Tax

(a)	Neither the Company nor any Subsidiary has made transfers of value within Sections 94, 99 and 202 of the Inheritance Tax Act 1984 (“IHTA”) nor has the Company or any Subsidiary received a transfer of value such that liability might arise under Section 199 IHTA nor has the Company or any Subsidiary been party to associated operations in relation to a transfer of value as defined by Section 268 IHTA.

(b)	There is no unsatisfied liability to inheritance tax attached to or attributable to the Shares or any asset of the Company or any Subsidiary and none of them are subject to an HM Revenue & Customs’ charge as mentioned in Section 237 and 238 IHTA.

(c)	No asset owned by the Company or any Subsidiary nor any of the Shares is liable to be subject to any sale, mortgage or charge by virtue of Section 212 IHTA.

20.13	Secondary liability

No event has occurred (including without limitation the execution or implementation of this Agreement) in consequence of which the Company or any Subsidiary is or may be held liable for Tax or may otherwise be held liable for or to indemnify any person in respect of any Tax.

20.14	Optipak Transaction

No tax on chargeable gains can reasonably be expected to arise to the Company in relation to, or as a result of, the Optipak Transaction.

21.	ENVIRONMENT

21.1	Definitions

For the purpose of this Paragraph 21, the following terms shall have the following meanings:

“Environment” means the natural and manmade environment, including all or any of the following media, namely air (including air within buildings and other manmade structures above or below the ground), water (including surface or ground water, water in pipe, drainage or sewerage systems) and land and any living organisms (including man) or systems supported by those media;

“Environmental Consents” means any permits, licences, consents, certificates, registrations, approvals or other authorisations required by or under any Environmental Laws for the operation of the business of the Company or the use of, or any activities or operations carried out at any of the Properties;

“Environmental Laws” means all international, European Union, national, state, federal, regional or local laws, statutes, regulations, secondary legislation, bye-laws, common law, directives, treaties and other judgments and legally binding decisions of any court or tribunal, codes of practice and guidance notes each to the extent legally enforceable and directly applicable to the Company and in force as at the date of this Agreement in so far as they relate to or apply to Environmental Matters;

“Environmental Matters” means all matters relating to:

(i)	pollution or contamination of the Environment; and

(ii)	the presence, disposal, release, spillage, deposit, escape, discharge, leak, migration or emission of Hazardous Substances; and

(a)	the exposure of any person to any Hazardous Substances

(b)	the health and safety of any person, including any accidents, injuries, illnesses and diseases but excluding any matter relating to town and country planning;

(iii)	the creation or existence of any noise, vibration, odour, radiation, common law or statutory nuisance or other adverse impact on the Environment; or

(iv)	the condition, protection and maintenance of the Environment or any part of it; and

“Hazardous Substances” means any material, substance or organism, including waste, which, alone or in combination with others, causes or may cause harm or damage to the Environment, the health and safety of any person or other living organism including, for the avoidance of doubt radioactive substances and asbestos containing materials.

21.2	So far as the Warrantors are aware, the Company is and has been for the period of six years ending on the date of this Agreement in material compliance with all Environmental Laws.

21.3	The Company has not received any written formal complaint nor notice of any claims or proceedings pending against the Company which are outstanding under Environmental Laws from any court or statutory body with legally enforceable powers in relation to any Environmental Laws nor, so far as the Warrantors are aware, are any such proceedings pending.

21.4	The Company has obtained all material Environmental Consents currently required under Environmental Laws, and all Environmental Consents are in full force and effect.

21.5	So far as the Warrantors are aware, the Company has for the previous six years been in material compliance with all Environmental Consents, and all Environmental Consents are in full force and effect.

21.6	All material reports and audits commissioned by and in the possession of the Warrantors and/or the Company in the last 2 years relating to Environmental Matters at any of the Properties have been disclosed including, for the avoidance of doubt, all and any asbestos surveys, reports, audits and management plans, all and any material health and safety reports and all and any environmental liability assessments.

21.7	So far as the Warrantors are aware, the Company neither has nor is likely to have any actual or potential material liability under any Environmental Laws by reason of it having owned, leased, occupied or otherwise used any previous properties.

21.8	So far as the Warrantors are aware no Hazardous Substances have been emitted, escaped or migrated from any of the Properties which are likely to give rise to a material liability under Environmental Laws.

22.	PRODUCTS

(a)	The information contained in column (2) of paragraph 22(a) of the Disclosure Letter is true and accurate.

(b)	The information contained in column (2) of paragraph 22(b) of the Disclosure Letter is true and accurate.

(c)	The information contained in column (2) of paragraph 22(c) of the Disclosure Letter is true and accurate.

(d)	The information contained in column (2) of paragraph 22(d) of the Disclosure Letter is true and accurate.

(e)	The information contained in column (2) of paragraph 22(e) of the Disclosure Letter is true and accurate.

(f)	The information contained in column (2) of paragraph 22(f) of the Disclosure Letter is true and accurate.

(g)	The information contained in column (2) of paragraph 22(g) of the Disclosure Letter is true and accurate.

(h)	The information contained in column (2) of paragraph 22(h) of the Disclosure Letter is true and accurate.

23.	COMPETITION INFORMATION PROVIDED

The information referred to in the Schedule to the Disclosure Letter provided by, or on behalf of, the Sellers and/or the Group to the Purchaser or the Purchaser’s advisers is true, accurate and complete in all material respects.

SCHEDULE 7

LIMITATIONS ON CLAIMS

1.	PURCHASER TO NOTIFY POTENTIAL CLAIMS

(a)	If, following Completion, the Purchaser, the Company, any Subsidiary or any other member of the Purchaser’s Group becomes aware of any fact, matter, event or circumstance by virtue of which the Sellers are, or are reasonably likely to become liable under any of the Warranties or any other provision of this Agreement or the Deed of Tax Covenant, the Purchaser shall as soon as reasonably practicable inform the Sellers in writing specifying, in reasonable detail so far as reasonably available, the fact, matter, event or circumstance giving rise (or which may give rise) to that liability and, so far as practicable, giving an estimate of the amount which may be claimed against the Sellers in respect of that liability.

(b)	Failure of the Purchaser to inform the Sellers in accordance with Paragraph 1(a) shall not affect the Purchaser’s rights under this Agreement or the Deed of Tax Covenant, save that the Sellers shall not be liable in respect of any such claim to the extent his liability is increased as a result of such failure.

2.	TIME LIMIT ON CLAIMS

2.1	Time Limits

No claim shall be brought by the Purchaser under the Warranties (other than claims in respect of the Fundamental Warranties and, for the avoidance of doubt, other than claims in respect of breach of the warranty in Clause 5.1 (No Leakage)) or the Deed of Tax Covenant unless it shall have given notice in writing of that claim specifying (in reasonable detail so far as reasonably available) the matter giving rise to the claim, the nature of the claim and so far as practicable the amount claimed (with a breakdown of the aggregate loss alleged to have been suffered) to the Warrantors not later than:

(a)	in the case of a claim relating to Tax, the expiry of a period of:

(i)	eight years commencing on the Completion Date where the claim relates to Tax in Hungary; or

(ii)	seven years commencing on the Completion Date in all other circumstances; or

(b)	in any other case, the expiry of a period of two years commencing on the Completion Date.

2.2	Legal Proceedings

The liability of the Warrantors in respect of a claim notified in accordance with Paragraph 2.1 (other than a claim relating to Tax) shall absolutely terminate (if that claim has not been previously satisfied, settled or withdrawn) if either legal proceedings in respect of that claim shall not have been properly issued and validly served on the Warrantors within six months after the date of service of that notice.

3.	SPECIFIC LIMITATIONS

The Purchaser shall not be entitled to claim against the Warrantors under the Warranties (other than: (i) claims in respect of the Fundamental Warranties; (ii) claims in respect of breach of the warranty in Clause 5.1 (No Leakage); (iii) claims under the Deed of Tax Covenant; and/or (iv) save in respect of paragraph (c) below, Paragraph 20 (Taxation matters), Paragraph 5(b), Paragraph 18 and of Part 2 of Schedule 6 (Warranties)):

(a)	unless the amount (excluding interest and costs) that would be recoverable (after taking into account the other provisions of this Schedule 7) from the Warrantors in respect of the claim exceeds £35,000, but subject always to Paragraph 3(b). For this purpose, if a claim relates to more than one event but arises out of the same facts or circumstance each event shall be treated as part of the same claim;

(b)	unless the amount (excluding interest and costs) that would be recoverable (after taking into account the other provisions of this Schedule 7 from the Warrantors in respect of the claim, when aggregated with the amount (excluding interest and costs) so recoverable in respect of any other claims against the Warrantors under the Warranties (and for those purposes ignoring any claims which the Purchaser is not entitled to bring because of Paragraph 3(a) but taking into account the other provisions of this Schedule 7)) exceeds a threshold of £500,000 in which event, the Warrantors liability shall be in respect of the entire amount and not just the amount by which that threshold is exceeded;

(c)	in respect of any matters Disclosed;

(d)	in respect of matters of which the Purchaser has actual knowledge, at the date of this Agreement (and for the purposes of this Paragraph 3(d), the Purchaser shall be deemed to have the actual knowledge of the persons whose names are set out in Schedule 12 and, where applicable, in relation only to the areas set out in that Schedule) and the Purchaser shall not be deemed to have any other actual, imputed or constructive knowledge);

(e)	in respect of any matter or thing after the date of this Agreement done or omitted to be done at the express written request of or with the express prior written consent of the Purchaser;

(f)	if and to the extent that:

(i)	the claim would not have arisen but for any voluntary act or voluntary omission of the Purchaser or any member of the Purchaser’s Group and which the Purchaser knew would give rise to a claim (provided that this Paragraph shall not require the Purchaser to pursue any alternative recovery for a claim prior to bringing a claim against the Warrantors);

(ii)

the claim would not have arisen but for any change in the accounting policy or practice of the Company or any Subsidiary having effect after Completion, other than a change which is reported by the auditors for the time being of any member of the Group to be necessary in their reasonable opinion because such accounting policy or practice applied at Completion are not in accordance with any Relevant Accounting Standard;

(iii)	the claim arises or is increased as a result of the passing of, or any change in or any change in the interpretation of, any law, rule, regulation or administrative practice of any government, government department, local or state agency, authority regulatory or fiscal body after the date of this Agreement, provided that, in each case, such change has retrospective effect;

(iv)	the claim arises or is increased as a result of the Purchaser or the Company or any Subsidiary not complying with its obligations under this Agreement;

(v)	the subject matter of the claim has been made good or has otherwise been compensated for without cost or expense to the Purchaser or the Company any Subsidiary;

(vi)	the subject matter of the claim has been expressly taken into account in the calculation of the Locked Box Accounts and/or the Exchange Net Debt Statement; or

(vii)	the Losses in respect of such claim are subsequently recovered by the Purchaser or a member of the Purchaser’s Group from a third party under a policy of insurance (excluding the W&I Policy), provided that this Paragraph shall not require the Purchaser or a member of the Purchaser’s Group to pursue any alternative recovery for a claim prior to bringing a claim against the Warrantors.

4.	MAXIMUM LIABILITY

4.1	Limit On Maximum Recoverable From Individual Warrantor

The aggregate liability of any individual Warrantor in respect of claims under the:

(c)	Insured Obligations shall in no event exceed the sum set out opposite his or her name in Schedule 1, Part 4, Column 2 (Maximum liability for Insured Obligations); and

(d)	Uninsured Obligations shall save as provided in 4.2 below in no event exceed an amount equal to the sum set out opposite his or her name in Schedule 1, Part 4, Column 3 (Maximum liability for Uninsured Obligations).

in each case, (including all legal, accountancy and other costs, fees and expenses incurred by the Purchaser and/or the Company any Subsidiary in seeking to enforce their respective rights in respect of the matters giving rise to those claims).

1.2

If, at any time, the aggregate amount of claims in respect of Uninsured Obligations exceeds the amount set out in Paragraph 4.1(b), the Purchaser may treat the amount of any claims in excess of such amount as an Insured Obligation for the purposes of this

Paragraph 4 provided that the aggregate liability of any individual Warrantor in respect of claims in respect of Insured Obligations and Uninsured Obligations shall in no circumstances exceed the aggregate of the amounts specified in 4.1(a) and (b) above.

5.	NO DOUBLE RECOVERY

The Purchaser shall not be entitled to recover more than once in respect of the same Loss under the Warranties or any other provision of this Agreement or the Deed of Tax Covenant.

6.	SUBSEQUENT RECOVERY

If any payment is made by any of the Warrantors in or towards the settlement of any claim made under the Warranties and the Purchaser or the Company or any Subsidiary or any other member of the Purchaser’s Group subsequently recovers or procures the recovery from a third party (including insurers, but excluding pursuant to the W&I Policy) of an amount which is referable to that claim the Purchaser shall or shall procure that the Company or the relevant Subsidiary or the relevant member of the Purchaser’s Group shall forthwith repay to the Warrantors an amount equal to whichever is the lesser of:

(a)	the amount (including interest (if any)) recovered from the third party after deduction of all reasonable expenses of recovery; and

(b)	the amount paid by the Warrantors in or towards settlement of the claim,

and the amount so repaid shall be deemed never to have been paid by the Warrantors for the purpose of determining the liability of the Warrantors.

7.	CONDUCT OF CLAIMS

Subject to the provisions of the Deed of Tax Covenant in relation to claims relating to Tax, if the fact, matter, event or circumstance that may give rise to a claim against the Warrantors under any of the Warranties relates to or is in connection with an actual or threatened claim, action or demand by or liability to a third party (a “third party claim”) then:

(c)	the Purchaser shall not make, and shall procure that neither the Company nor any Subsidiary nor any other member of the Purchaser’s Group shall make, any admission of liability in relation to the third party claim nor compromise, dispose of or settle the third party claim without the prior written consent of the Warrantors (such consent not to be unreasonably withheld or delayed by any Warrantor);

(d)	the Purchaser shall, and shall procure that the Company and each Subsidiary and all other members of the Purchaser’s Group shall, at the written request of the Warrantors:

(i)

take such action as the Warrantors may reasonably require to avoid, contest, dispute, resist, appeal, compromise or defend the third party claim (including, but without limitation, making counter claims and exercising all rights of set off against third parties) and keep the Warrantors informed as to the steps which are being taken in connection with the third party claim;

(ii)	if so requested, permit the Warrantors in the name of and on behalf of the Purchaser or the Company or the relevant Subsidiary or other relevant member of the Purchaser’s Group to have the conduct of all matters relating to the third party claim as the Warrantors may deem appropriate including the appointment of lawyers and other professional advisers, the conduct of all proceedings and the making of any settlement or compromise of the third party claim, provided that: (i) the Purchaser shall be entitled to engage its own legal advisers at the cost of the Warrantors to oversee the conduct of the third party (and such advisers shall be provided full access to all information, documentation and meetings relating to the third party claim); and (ii) the Purchaser shall be consulted, with reasonable time for consideration by the Purchaser, on any material decision relating to the third party claim and the Warrantors shall, in good faith, take account of the Purchaser’s reasonable requests in relation to such decisions; and

(iii)	render or cause to be rendered to the Warrantors such assistance as the Warrantors may reasonably require (including providing reasonable access to information and to employees of the Purchaser or the Company or the relevant Subsidiary or any other relevant member of the Purchaser’s Group, provided that such access does not infringing confidentiality obligations which the Purchaser’s Group owes to third parties or compromise any legal or other privilege) for the purpose of avoiding, contesting, disputing, resisting, appealing, compromising or defending the third party claim, provided that:

(iv)	the Warrantors shall indemnify the Purchaser and the Company and each Subsidiary and all other members of the Purchaser’s Group against all Losses incurred by them in complying with their respective obligations under Paragraphs 7(b)(i), (ii) and (iii);

(v)	the Warrantors shall not make any settlement or compromise of the third party claim which is likely to affect the future liabilities or goodwill of the Purchaser or the Company or any Subsidiary or any other member of the Purchaser’s Group without the prior approval of the Purchaser, that approval not to be unreasonably withheld or delayed;

(vi)	where, in the reasonable opinion of the Purchaser, any action required by the foregoing sub-paragraphs of this Paragraph 7 would be materially prejudicial to the business of the Purchaser’s Group, the Purchaser shall be entitled to take control of the third party claim and the provisions of Paragraph 7(iii) shall not apply; and

(vii)	where the Purchasers obligations under the W&I Policy conflict with the foregoing sub-paragraphs of this Paragraph 7, the Purchaser shall not be required to comply with the provisions under this Paragraph 7; and

(e)	the Purchaser shall in any event keep the Warrantors informed as to the steps which are being taken in connection with the third party claim.

8.	DUTY TO MITIGATE

The Purchaser shall and shall procure that the Company and the Subsidiaries and any other relevant member of the Purchaser’s Group shall in relation to any loss or liability which might give rise to a claim under the Warranties or any other provision of this Agreement against the Warrantors take commercially reasonable steps to avoid or mitigate that loss or liability.

9.	BOOKS AND RECORDS & ACCESS

The Purchaser will (and will procure that the Company and each Subsidiary and each other member of the Purchaser’s Group will):

(a)	retain and preserve all books, records, documents and information (including information recorded or retained in any electronic form) of or relating to the Company and each Subsidiary and the business of the Company and each Subsidiary which are or may be relevant in connection with any claim or prospective claim brought or which may be brought by the Purchaser against the Warrantors under the Warranties or the Deed of Tax Covenant; and

(b)	promptly on request, and subject to the Warrantors giving such undertakings as to confidentiality as the Purchaser may reasonably require, provide the Warrantors with access to all such books, records, documents and information referred to in Paragraph 9(a) as are relevant to the claim or prospective claim following reasonable notice and during Working Hours provided that such access does not infringing confidentiality obligations which the Purchaser’s Group owes to third parties or compromise any legal or other privilege; and

(c)	promptly on request, and subject to the Warrantors giving such undertakings as to confidentiality as the Purchaser may reasonably require, provide the Warrantors with such access to the books, records, documents and information referred to in Paragraph 9(a) and access to employees of the Purchaser or the Company or the relevant Subsidiary or any other member of the Purchaser’s Group as the Warrantors may reasonably require in order to investigate the matter or circumstance alleged to give rise to, or which may give rise to, a claim following reasonable notice and during Working Hours provided that such access does not infringing confidentiality obligations which the Purchaser’s Group owes to third parties or compromise any legal or other privilege;

(d)

upon reasonable notice, during Working Hours and subject to receipt of confidentiality undertakings from the Warrantors reasonably satisfactory to the Purchaser, make available to the Warrantors the assistance of such of its employees as the Warrantors may reasonably require in connection with the conduct of proceedings against the Warrantors and of which such employees have particular knowledge by virtue of their involvement in the matter giving rise to those proceedings or otherwise, provided that this Paragraph shall not require the Purchaser to make available employees where to do so would have a material detriment to the business of the Purchaser’s Group, for so long as any actual or prospective claims remain outstanding.

10.	PAYMENTS IN REDUCTION OF PURCHASE PRICE

Any payment made by the Warrantors or any other person in respect of any claim under the Warranties shall constitute or be deemed to constitute a reduction in the Purchase Price, so as to constitute or be deemed to constitute a reduction in the consideration for those Shares. In the event that the amount of any successful claim exceeds the consideration given for the Shares of the Company to which the claim relates, the excess shall be allocated to or against any other consideration received by Warrantors.

SCHEDULE 9

DETERMINATION OF EXCHANGE NET DEBT AMOUNT

Part 1

Determination of Exchange Net Debt

11.	PURCHASER TO PREPARE EXCHANGE NET DEBT STATEMENT

As soon as reasonably practicable and, in any event, no later than 25 Business Days following the date of this Agreement, the Purchaser shall procure that a draft Exchange Net Debt Statement is prepared and a copy delivered to the Sellers’ Representative. The draft Exchange Net Debt Statement shall be in the same (or substantially the same) format as set out in Part 2.

2.	BASIS OF PREPARATION

2.1	Bases of preparation

The draft Exchange Net Debt Statement shall be prepared and all assets and liabilities valued and determined in accordance with:

(a)	law and Relevant Accounting Standards as at the Completion Date; and

(b)	the accounting principles, policies, practices, evaluation rules, procedures, methods and bases adopted in the preparation of the Accounts to the extent not inconsistent with Paragraph 2.1(a).

3.	PROCEDURE FOR DETERMINING EXCHANGE NET DEBT AMOUNT

3.1	Review of the Exchange Net Debt Statement

The Sellers’ Representative shall within 10 Business Days of the draft Exchange Net Debt Statement being submitted to the Sellers’ Representative (the “Review Period”) notify the Purchaser in writing either that they:

(a)	approve of the draft Exchange Net Debt Statement; or

(b)	disagree with the draft Exchange Net Debt Statement explaining in reasonable detail the matters they disagree with and the reasons for that disagreement.

3.2	If Sellers fail to respond to Exchange Net Debt Statement

If the Sellers’ Representative fails to notify the Purchaser in accordance with Paragraph 3.1, the draft Exchange Net Debt Statement shall, on the expiry of the Review Period, become final and binding on the Purchaser and the Sellers.

3.3	If Sellers approve of the Exchange Net Debt Statement

If the Sellers’ Representative notifies the Purchaser in accordance with Paragraph 3.1(a) that they approve of the draft Exchange Net Debt Statement, each shall immediately become final and binding on the Purchaser and the Sellers.

3.4	If Sellers disagree with the Exchange Net Debt Statement

If the Sellers’ Representative issues a notification in accordance with Paragraph 3.1(b) within the Review Period, the parties shall use all reasonable endeavours forthwith to resolve the matter or matters in dispute. Any resolution which enables the draft Exchange Net Debt Statement to be agreed shall be expressed in a joint confirmation (“Joint Confirmation”) which shall:

(a)	be signed by the Purchaser and the Sellers’ Representative; and

(b)	contain the final Exchange Net Debt Statement which shall be final and binding on the Purchaser and the Sellers.

3.5	Referral to Independent Accountants

If, following the issue of a notification by the Sellers’ Representative in accordance with Paragraph 3.1(b), no Joint Confirmation shall be issued within 10 Business Days of the expiry of the Review Period, the matter shall be referred to a firm of independent chartered accountants (“Independent Accountants”) either:

(a)	jointly agreed upon and appointed by the Purchaser and the Sellers’ Representative within 10 Business Days of the expiry of the Review Period; or

(b)	failing agreement on either the choice of independent chartered accountant or the terms of appointment, appointed by the President from time to time of the Institute of Chartered Accountants in England and Wales at the request at any time of either the Purchaser or the Sellers’ Representative.

3.6	Independent Accountants’ review

The Independent Accountants shall determine the matter in dispute and shall confirm the final Exchange Net Debt Statement. The Independent Accountants shall act as experts and not as arbitrators. Their decision (and the final Exchange Net Debt Statement confirmed by it) shall be communicated in writing to the Purchaser and Sellers and be final and binding on each of them.

3.7	Costs

The costs of the Independent Accountants shall be borne by the Purchaser (on the one hand) and Sellers (on the other hand) equally or in such other proportions as the Independent Accountants may direct. Without prejudice to Clause 14 (Costs), each party shall be responsible for all the costs, charges and expenses incurred by it in connection with and incidental to the matters specified in this Schedule 9.

3.8	Records etc. to be made available

The Purchaser and the Sellers shall use all reasonable endeavours to procure that all records, working papers and other information relating to the Group within their respective possession or control as may be reasonably required by either of them, and/or the Independent Accountants for the purposes of this Schedule 9, shall be made available on a request for them and shall generally render to each other and the Independent Accountants all assistance reasonably necessary for the preparation and finalisation of the Exchange Net Debt Statement or, as the case may be, the Joint Confirmation or Independent Accountants’ decision, subject to the relevant party or the Independent Accountants, as appropriate, giving such undertakings as to confidentiality as the other party may reasonably require.

Part 2

Pro forma Exchange Net Debt Statement

Cash & Bank Balances:	£	[ . ]million
Net Obligations under Finance Leases and Lease Purchase Agreements:	£	[ . ]million
Term Loan and Revolving Credit Facility:	£	[ . ]million
Total Net Indebtedness:	£	[ . ]million

SCHEDULE 11

AGREED TERMS OF SALE OF THE TWICKENHAM SITE PURSUANT TO CLAUSE 26

The provisions of this Schedule 11 shall apply in the event of service of an Acceptance Notice by Alan Wells pursuant to Clause 26 (Twickenham Site) and shall constitute the terms of the agreement for sale of the Twickenham Site from the Twickenham Owner to Alan Wells.

1.	The purchase price shall be the Fair Market Value of the Twickenham Site at the date of service of the Sale Notice.

2.	If, at or prior to the Transfer Date, the Twickenham owner has validly opted to waive the exemption to charge VAT on the Twickenham Site, then part 2 A1 of the Standard Conditions apply.

3.	No deposit is payable by Alan Wells.

4.	The Twickenham Owner will sell the Twickenham Site with full title guarantee, and the transfer of the Twickenham Site to Alan Wells will contain a declaration to this effect.

5.	Alan Wells shall promptly pay all stamp duty land tax (and any associated interest and penalties) payable in respect of the transfer of the Twickenham Site.

6.	The Twickenham Site will be sold on completion free of any rights of occupation and free of all third party interests (including any charges).

7.	Alan Wells acknowledges that the Twickenham Owner has provided the Purchaser with a copy of the Land Registry title to the Twickenham Site as at the date of this agreement in accordance with Standard Condition 6.1 and it may not raise requisitions in relation to any of such matters, save in respect of any matters or changes to such title arising after the date of this agreement.

8.	If Alan Wells has any enquiries or requisitions arising as a consequence of matters occurring after the date of this agreement, then he must submit them to the Twickenham Owner (and send a copy to the Purchaser) promptly following service of the Acceptance Notice.

9.	Immediately after service of an Acceptance Notice, the Twickenham Owner will (and the Purchaser shall procure that the Twickenham Owner will) deduce title to the Twickenham Site, including providing copies of any documents noted on the title after the date of this Agreement.

10.	Immediately after service of an Acceptance Notice, the Twickenham Owner will (and the Purchaser will procure that the Twickenham Owner will) take all practicable steps to reply in writing (or in the interests of time by email) as soon as reasonably practicable to any relevant enquiries or requisitions raised by Alan Wells pursuant to paragraph 8 above.

11.	Standard Condition 7.1 shall apply so that the Twickenham Owner shall (and the Purchaser shall procure that the Twickenham Owner shall) keep the Twickenham Site insured after Completion.

12.	Completion of the sale will take place on the Transfer Date, and on the Transfer Date Alan Wells will pay the purchase price to the Twickenham Owner.

13.	Part 1 of the Standard Conditions will be incorporated in this Schedule in so far as they:

(a)	apply to a sale by private treaty;

(b)	relate to freehold property;

(c)	are not inconsistent with the other clauses in this Schedule; and

(d)	have not been modified or excluded by any of the other clauses in this Schedule;

and the following Part 1 Conditions will not apply:

(i)	1.3;

(ii)	2.2;

(iii)	2.3;

(iv)	3.1.4;

(v)	3.3;

(vi)	6.2;

(vii)	6.3.1;

(viii)	6.6.2; and

(ix)	7.1.3.

EXECUTION of the Sale and Purchase Agreement:

SIGNED by ALAN EDWARD WELLS in the presence of:	) /s/ Alan Edward Wells ) )

Witness’s signature:	/s/ Stephen Ferguson

Witness’s name (in capitals):	STEPHEN FERGUSON (JERSEY SOLICITOR)

Witness’s address:	Bedell Cristin P.O. Box 75, St. Helier, Jersey, Channel Islands, JE4 8PP Advocates of the Royal Court of Jersey

SIGNED by JOHN CHARLES MAYNARD in the presence of:	) /s/ John Charles Maynard ) )

Witness’s signature:	/s/ Jennifer Frances Jackson

Witness’s name (in capitals):	JENNIFER FRANCES JACKSON

Witness’s address:	3 KITE HOUSE, 50 MEYRICK ROAD, BATTERSEA, LONDON SW112NJ

SIGNED by BRIDGET MAYNARD in the presence of:	) /s/ Bridget Maynard ) )

Witness’s signature:	/s/ Jennifer Frances Jackson

Witness’s name (in capitals):	JENNIFER FRANCES JACKSON

[Signature page to Sale and Purchase Agreement]

Witness’s address:	3 KITE HOUSE, 50 MEYRICK ROAD, BATTERSEA, LONDON SW112NJ

SIGNED by HOWARD GRIFFITHS in the presence of:	) /s/ Howard Griffiths ) )

Witness’s signature:	/s/ Jennifer Frances Jackson

Witness’s name (in capitals):	JENNIFER FRANCES JACKSON

Witness’s address:	3 KITE HOUSE, 50 MEYRICK ROAD, BATTERSEA, LONDON SW112NJ

SIGNED by FRANCIS ERARD in the presence of:	) /s/ Francis Erard ) )

Witness’s signature:	/s/ Jessica Evelyn-Foot

Witness’s name (in capitals):	JESSICA EVELYN-FOOT

Witness’s address:	5 LENNOX HOUSE SOUTHSEA POS 2H2

SIGNED by ROBERT ANDREW BROAD in the presence of:	) /s/ Robert Andrew Broad ) )

Witness’s signature:	/s/ Jessica Evelyn-Foot

Witness’s name (in capitals):	JESSICA EVELYN-FOOT

Witness’s address:	5 LENNOX HOUSE SOUTHSEA POS 2H2

[Signature page to Sale and Purchase Agreement]

SIGNED by ALAN DUNCAN in the presence of:	) /s/ Alan Duncan ) )

Witness’s signature:	/s/ Jessica Evelyn-Foot

Witness’s name (in capitals):	JESSICA EVELYN-FOOT

Witness’s address:	5 LENNOX HOUSE SOUTHSEA POS 2H2

[Signature page to Sale and Purchase Agreement]

SIGNED by STEVEN MCEVOY in the presence of:	) /s/ Steven McEvoy ) )

Witness’s signature:	/s/ Jessica Evelyn-Foot

Witness’s name (in capitals):	JESSICA EVELYN-FOOT

Witness’s address:	5 LENNOX HOUSE SOUTHSEA POS 2H2

SIGNED by Albert G. White III Director, duly authorised for and on behalf of COOPERVISION (UK) HOLDINGS LIMITED:	) /s/ Albert G. White III ) ) )

SIGNED by Albert G. White III Director, duly authorised for and on behalf of THE COOPER COMPANIES, INC.:	) /s/ Albert G. White III ) )

[Signature page to Sale and Purchase Agreement]